Exhibit 99.3

Notice of Annual Meeting of Shareholders and Management Proxy Circular Annual Meeting of Shareholders Wednesday, May 10, 2023

Nutrien AGM Circular 2023	1

Message from our Chair

Dear Shareholder:

On behalf of the board of directors and management of Nutrien Ltd. (Nutrien or the Corporation), we are pleased to invite you to the annual meeting of shareholders of Nutrien, which will be held on May 10, 2023 at 3:30 p.m. (Saskatoon time). This year our annual meeting will be held virtually via live online webcast at https://web.lumiagm.com/#/436138791 (password: nutrien2023). Shareholders participating virtually will still be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and we encourage shareholders to continue to vote in advance of the annual meeting by proxy.

Detailed instructions about how to participate virtually at the meeting and a description of the items of business to be considered at the meeting can be found in the accompanying notice of annual meeting of shareholders and management proxy circular. The circular also provides information on our approach to executive compensation, our corporate governance practices and our environmental, social and governance strategy. The contents and the dissemination of this circular have been approved by the board of directors of the Corporation.

Your participation is important to us and we encourage you to vote on the items of business to be conducted at the meeting, which can easily be completed by following the instructions enclosed with this circular. In connection with the meeting, we will provide a business update and shareholders will have an opportunity to ask questions.

At Nutrien, our purpose of Feeding the Future speaks to the fundamental role we can play in helping safely and sustainably feed a growing world. It is a purpose that drives us to get better every day and a role that comes with great opportunity and responsibility. As the world’s largest provider of crop inputs and services, Nutrien plays a leading role in cultivating solutions for growers to meet this challenge and support a new era of sustainable agriculture. By leveraging the competitive advantages of our integrated business model, we are well positioned to efficiently meet the needs of our customers and deliver long-term value for all our stakeholders.

All of our director nominees in 2023 come from diverse educational and professional backgrounds as detailed in their biographies starting on page 23. 42 percent of our nominees are under the age of 60, 42 percent reside outside of Canada and 33 percent are women. The talent and diversity of our nominees and their collective skills, perspectives, experience and expertise will continue to help Nutrien drive shareholder value at this important stage in its evolution.

Many of our public documents are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about our company. To ensure you receive all the latest news on the Corporation, you can use the “email alerts” subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

We thank you for your continued support of Nutrien and look forward to welcoming you at the meeting.

Yours sincerely,

Russell Girling

Chair of the Board

March 20, 2023

2	Nutrien AGM Circular 2023

What’s Inside

1	3	6	11

Letter to Shareholders	Proxy Summary	Notice of Meeting	Voting Information

19	21	55	86

Business of the Meeting	Board of Directors and Corporate Governance	Executive Compensation	General Information

Schedules

A1	B1	C1	D1

Schedule A - Summary of Nutrien Long-Term Incentive Plans	Schedule B - Summary of Agrium Legacy Long-Term Incentive Plans	Schedule C - Summary of Potashcorp Legacy Long-Term Incentive Plans	Schedule D - Board Orientation and Continuing Education

Shareholder Voting Matters and Recommendations from the Board

Voting Matter	Board Recommendation
Election of 12 Directors	Board vote recommendation: FOR FOR MORE INFORMATION SEE PAGE 19
Re-Appointment of KPMG LLP as Auditors	Board vote recommendation: FOR FOR MORE INFORMATION SEE PAGE 19
Approach to Executive Compensation (Non-Binding Advisory)	Board vote recommendation: FOR FOR MORE INFORMATION SEE PAGE 20

Nutrien AGM Circular 2023	3

Nutrien Proxy Summary

Board of Directors Highlights

10 of 12 Of our director nominees are independent	0 Director nominees sit together on the board of any other public company	3x The board annual retainer (for director equity ownership requirements)

33% Director nominees identify as a woman 8% Director nominees identify as Aboriginal peoples 8% Director nominees identify as a member of a visible minority	100% Attendance at all 2022 committee meetings	4 New directors since 2020

Our Director Nominees

Name (Age)	Top 3 Key Skills and Experiences	Director Since	Position	Other Public Boards	Meets Equity Ownership Requirement	% of Votes for 2022

Christopher M. Burley (61)	• Finance/Audit & Risk • Mergers & Acquisitions • Strategy	2018	Independent	None	✓	98.99%
Maura J. Clark (64)	• Finance/Audit & Risk • Mergers & Acquisitions • International Business	2018	Independent	Newmont Corporation, Fortis Inc.	✓	99.09%
Russell K. Girling (60)	• Mining & Exploration; Energy • Distribution • Public Policy & External Relations	2018	Independent	Suncor Energy Inc.	✓	97.75%

Michael J. Hennigan (63)	• Senior Leadership • Strategy • Mining & Exploration; Energy	2022	Independent	Marathon Petroleum Corporation, MPLX GP LLC	✓	90.75%

Miranda C. Hubbs (56)	• Finance/Audit & Risk • Mergers & Acquisitions • Sustainability	2018	Independent	Imperial Oil Limited	✓	99.22%
Raj S. Kushwaha (55)	• Mergers & Acquisitions • Innovation/ Technology & Security • Human Resources	2021	Independent	None	✓	98.98%

4	Nutrien AGM Circular 2023

Name (Age)	Top 3 Skills and Experiences	Director Since	Position	Other Public Boards	Meets Equity Ownership Requirement	% of Votes for 2022
Alice D. Laberge (67)	• Finance/ Audit & Risk • Innovation/ Technology & Security • Human Resources	2018	Independent	Mercer International Inc., Russel Metals Inc.	✓	99.16%
Consuelo E. Madere (62)	• Agri-Business • International Business • Retail Business	2018	Independent	Lindsay Corporation	✓	99.22%
Keith G. Martell (60)	• Finance/ Audit & Risk • Public Policy & External Relations • Human Resources	2018	Non-Independent(1)	None	✓	97.92%
Aaron W. Regent (57)	• Mining & Exploration; Energy • Finance/ Audit & Risk • International Business	2018	Independent	The Bank of Nova Scotia	✓	99.42%
Ken A. Seitz (53)	• International Business • Strategy • Mining & Exploration; Energy	2022	Non-Independent	None	✓	N/A
Nelson L. C. Silva (67)	• International Business • Mining & Exploration; Energy • Distribution	2020	Independent	Compass Group PLC	✓	99.40%

Notes:

1

Effective January 1, 2023, due to a technical deeming rule Mr. Martell was rendered non-independent under applicable Canadian securities laws for the purposes of serving on the Company’s Audit Committee. See page 37 for more information.

Nutrien AGM Circular 2023	5

2022 Year in Review

Delivered record cash from operations of ~$8.1B	Announced we are evaluating building the world’s largest clean ammonia plant at our existing site in Geismar, LA	Announced plan to ramp up annual potash operational capability to 18Mmt by 2026	Returned ~$5.6B to shareholders through share repurchases and dividends

Announced agreement to acquire Brazilian Ag retailer Casa do Adubo S.A.	Appointed Ken Seitz as permanent President and Chief Executive Officer	Through our Radicle Inclusion Challenge, awarded an aggregate of $500,000 to two early-stage companies committed to driving diversity and inclusion goals while advancing agriculture technologies	$33M invested in our communities with a focus on food security and sustainability

Key Environment, Social & Governance Highlights

Cybersecurity We started linking a component of compensation to cybersecurity performance.	SHE Summit Over 200 Nutrien employees and executives participated in the 2022 Global Safety, Health and Environmental Summit.

Inclusion Strategy

In 2022, Nutrien launched a new Strategic Inclusion Plan to focus on our unique opportunities across our global operations and value chain to achieve equitable outcomes, and address gaps and disparities.

Governance Leader

Our Board is comprised of four standing committees, each with their own specific mandate and workplan, focused on driving the Corporation’s risk management, health, safety and governance policies.

Climate Change Recognition

In 2022, Nutrien was recognized as a 5-Star Energy and Resource Company for demonstrating a strong Environmental Social Governance (ESG) program program, a measurable environmental and social impact and a consistent health and safety policy.

Fortifying Our Business for the Future

One of our basic beliefs is that a company’s ability to address its key ESG risks and opportunities is critical to long-term corporate sustainability. Our Feeding the Future Plan highlights six key sustainability commitments expected to be achieved by the Corporation by 2030.

Executive Compensation

Say on Pay and Shareholder
Engagement Policy

Nutrien’s focus on shareholder engagement in relation to executive compensation cumulated in an approval of over 93% of votes cast at the Corporation’s 2022 annual meeting of shareholders.

ESG Performance Metrics

A component of our executive annual incentive compensation framework includes performance metrics for ESG initiatives including diversity and reduction of greenhouse gas emissions.

Best Practices Adopted by Nutrien

•  Provide shareholders an annual “Say on Pay” vote

•  Use peer groups to establish appropriate compensation benchmarks for granting long-term incentive awards

•  Director and executive leadership ownership requirements

•  Recoupment policy

•  Double trigger change in control provisions requiring both a change of control and termination of the executive

•  Anti-hedging policy that applies to directors and officers

6	Nutrien AGM Circular 2023

Notice of Meeting

You are receiving this management proxy circular because you owned Nutrien shares as of the close of business on March 20, 2023 (the “record date”) and are therefore entitled to vote at our annual general meeting.

Management is soliciting your proxy for the annual meeting to be held on May 10, 2023.

This document tells you about the meeting, governance, executive compensation, other information and shareholder proposals at Nutrien. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

The annual meeting of shareholders of Nutrien Ltd. will be held:

Virtually via live online webcast at:

https://web.lumiagm.com/#/436138791

(password: nutrien2023)

When:

Wednesday, May 10, 2023

3:30 p.m. (Saskatoon time)

Items of Business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2022;

2.  Elect the directors;

3.  Re-appoint the auditor for the 2023 financial year;

4.  Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 20, 2023.

Virtual format

This year, shareholders will be able to participate in our annual meeting virtually via live online webcast at https://web.lumiagm.com/#/436138791 (password: nutrien2023). Shareholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting virtually as guests, but guests will not be able to vote or submit questions at the meeting.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to Computershare Investor Services Inc. (Computershare), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or via internet at www.investorvote.com, no later than 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Nutrien AGM Circular 2023	7

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. If your proxyholder will be attending the meeting virtually, these instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote virtually at the meeting or appoint a third-party as their proxyholder.

Notice and access

We are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2022, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. You will still receive a physical copy of the form of proxy if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder in the mail so that you can vote your shares. However, you will not receive a physical copy of the circular. Instead, you will receive a notice explaining how to electronically access the circular, and instructions to request a physical copy.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, K.C.

Corporate Secretary

March 20, 2023

8	Nutrien AGM Circular 2023

Management Proxy Circular

This circular, dated March 20, 2023, solicits proxies by or on behalf of management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Wednesday, May 10, 2023 at 3:30 p.m. (Saskatoon time), or any adjournment or postponement of the meeting, for the purposes set forth in the accompanying notice of meeting. The meeting will be held virtually via live online webcast at https://web.lumiagm.com/#/436138791 (password: nutrien2023). A summary of the information shareholders will need to attend the meeting online is provided below.

In this circular, unless the context requires otherwise, reference to the following terms shall have the meanings ascribed below:

Terminology	Definition
Agrium	Agrium Inc., one of Nutrien’s legacy entities
circular	This management proxy circular, including the schedules to this circular
common shares	Common shares of Nutrien
meeting or 2023 annual meeting	The annual meeting of shareholders of Nutrien to be held on Wednesday, May 10, 2023, or any adjournment or postponement of the meeting notice of meeting

The notice sent to shareholders of Nutrien showing the date and time of the meeting. The link to this circular and other meeting materials posted on SEDAR and at www.nutrien.com/investors/notice-and-access

Nutrien, the Corporation, we, us or our	Nutrien Ltd.
NYSE	New York Stock Exchange
PotashCorp	The Potash Corporation of Saskatchewan Inc., one of Nutrien’s legacy entities
Shareholders or you	The holders of common shares of Nutrien
TSX	Toronto Stock Exchange

Nutrien AGM Circular 2023	9

10	Nutrien AGM Circular 2023

Section Five: General Information	86

Indebtedness of Directors, Officers and Employees	86

Interest of Informed Persons in Material Transactions	86

Shareholder Proposals	86

Advance Notice By-Law	86

Shareholder and Other Stakeholder Engagement	86

Contacting the Board	87

Legal Advisories	88

Directors’ Approval	90

Schedule A - Summary of Nutrien Long-Term Incentive Plans	A1

Nutrien Stock Option Plan	A1

Nutrien PSU/RSU Plan	A4

Schedule B - Summary of Agrium Legacy Long-Term Incentive Plans	B1

Agrium Legacy Stock Option / TSAR Plan	B1

Agrium Legacy Stock Appreciation Rights (SAR) Plan	B5

Schedule C - Summary of PotashCorp Legacy Long-Term Incentive Plans	C1

PotashCorp Legacy 2016 Long-Term Incentive Plan	C1

PotashCorp Legacy Performance Options Plans	C4

Schedule D - Board Orientation and Continuing Education	D1

Nutrien AGM Circular 2023	11

Section One: Voting Information

Voting Shares

Who Can Vote

You have one vote per common share held on March 20, 2023, the record date.

Outstanding Common Shares

There were 499,812,648 common shares outstanding on March 20, 2023, the record date.

Principal Shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own, control, or direct, directly or indirectly, common shares carrying more than 10 percent of the votes attached to the common shares that may be voted at the meeting.

Quorum

A quorum for the transaction of business at the meeting is two shareholders present including by duly appointed proxy, together holding or representing not less than 33 percent of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter, as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place, but shareholders may not transact any other business.

Notice and Access

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation

Where to Find It
Voting Shares	11
Who Can Vote	11
Outstanding Common Shares	11
Principal Shareholders	11
Quorum	11
Notice and Access	11
Voting Instructions	12
Attending the Meeting Virtually	13
How to Vote	14
Questions	16
Proxies	16
Persons Making the Solicitation	16
Voting by Proxy	16
Depositing Proxies	17
Exercise of Discretion by Proxyholder	18
About our Shareholder Advisory and Proxy Solicitation Agent	18
Other Information	18
Additional Information	18
Currency	18
Date of Information	18
Non-IFRS Financial Measures	18

requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2022 audited consolidated annual financial statements and related management’s discussion and analysis, to both our non-registered (beneficial) shareholders and registered shareholders. This means that our meeting materials are posted online for shareholders to access, instead of being mailed to shareholders. Notice and access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption.

You will receive a package in the mail which will include a form of proxy or voting instruction form, with instructions on how to vote your common shares and access the meeting materials electronically.

You may also request a paper copy of the meeting materials at no cost to you at any time prior to the meeting by contacting our transfer agent, Computershare (in the case of registered shareholders), by phone at 1-866-962-0498 (toll-free within Canada and the U.S.) or 514-982-8716 (outside Canada and the U.S.) or Broadridge Investor Communications Solutions (in the case of non-registered (beneficial) shareholders) by going to www.proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.). If you are a registered shareholder and have previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials, you may revoke your instructions by calling Computershare at the number above. Beneficial shareholders should contact their intermediary to change their instructions.

If you request a paper copy of the meeting materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your common shares.

See “Other Information – Additional Information” if you would like to access the meeting materials and other information electronically or at any time after the meeting.

12	Nutrien AGM Circular 2023

Voting Instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 3:30 P.M. (SASKATOON TIME) ON MONDAY, MAY 8, 2023.

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Wednesday, May 10, 2023, we recommend that you vote in the following ways:

Voting Method	Internet	Telephone	Mail

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

Complete, sign and date your voting instruction form and return it in the envelope provided.

Registered Shareholders If your shares are held in your name and represented by a physical certificate or Direct Registration System advice.	Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number, which is on your proxy form.

Call 1-888-732-VOTE (8683) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Complete, sign and date your proxy form and return it to Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the meeting MUST submit their form of proxy or voting instruction form, appointing that proxyholder.

If your proxyholder will be attending the meeting virtually you MUST also register that proxyholder by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting. See “Voting by Proxy” for additional information on registering proxyholders.

Nutrien AGM Circular 2023	13

Attending the Meeting Virtually

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at our annual meeting online webcast at https://web.lumiagm.com/#/436138791 (password: nutrien2023). Such persons may enter the meeting by clicking “I have a username” and entering a valid control number (which acts as the username), or in the case of duly appointed proxyholders their provided username, and the password: nutrien2023 (case sensitive) before the start of the meeting. Registered shareholders or their duly appointed proxies may and are encouraged to submit questions while connected to the meeting on the internet. If you wish to submit a question, you may do so by logging into the virtual meeting platform, selecting the messaging icon, typing your question within the box at the top of the screen and clicking the send button. Comments or questions will be read aloud before being addressed, and the name of the submitting shareholder or proxy holder may be disclosed. Comments or questions that are redundant or that have inappropriate language or are otherwise unduly disruptive to the orderly conduct of the meeting will not be addressed, and questions that are not part of the formal discussion of the meeting’s items of business may not be addressed. Any questions that are not addressed at the meeting may be submitted to our Investor Relations department following the meeting. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be able to ask questions or vote at the meeting. See “How to Vote” for additional information on voting at the meeting and “Voting by Proxy” for additional information on appointing yourself as a proxyholder and registering with Computershare.

If you attend the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the meeting. The meeting will begin promptly at 3:30 p.m. (Saskatoon time) on May 10, 2023, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the meeting, at 2:30 p.m. (Saskatoon time). You should allow ample time for online check-in procedures. Should you have any questions or require assistance, please contact Lumi at support-ca@lumiglobal.com. Technical support will only be available once online check-in begins, one hour prior to the meeting, at 2:30 p.m. (Saskatoon time).

14	Nutrien AGM Circular 2023

How to Vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote online at the meeting or you can appoint someone to attend the meeting online and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders
Are you a registered or beneficial shareholder?

Your intermediary has sent you a notice and access notice and voting instruction form. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a notice and access notice and proxy form. A proxy is a document that authorizes someone else to attend the meeting online and vote for you.

If you want to attend the meeting virtually and vote online

If you wish to vote at the meeting online, you have to appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder and must follow all of the applicable instructions, including the deadline, provided by your intermediary.

If you do not duly appoint yourself as proxyholder then you will not be able to ask questions or vote at the meeting, but will be able to attend the meeting online as a guest. This is because we and our transfer agent, Computershare, do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. Guests will be able to listen to the meeting, but will not be able to vote or submit questions at the meeting.

Computershare will provide you with a control number that will act as your online username and sign-in credentials by email after the proxy voting deadline has passed and you have been duly appointed. You must register with Computershare by visiting https://www.computershare.com /Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare your contact information so that Computershare may provide you with a control number via email after the proxy voting deadline has passed. This control number is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing yourself as proxyholder and registering with Computershare.

Do not complete the proxy form or return it to us. Simply login to the meeting and complete a ballot online during the meeting.

The control number located on the proxy form or in the email notification you received is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting.

Nutrien AGM Circular 2023	15

	Non-registered (beneficial) shareholders	Registered shareholders

If you do not plan to attend the meeting virtually

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the voting instruction form such proxyholder will only be able to attend the meeting virtually, you must submit your voting instruction form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

You can either mark your voting instructions on the proxy form and return it to Computershare using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the proxy form and such proxyholder will be attending the meeting virtually, you must submit your proxy form appointing that proxyholder. You must register that proxyholder by visiting https://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary no later than the proxy deadline, which is 3:30 p.m. (Saskatoon time) on Monday, May 8, 2023.

The proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, no later than the proxy deadline which is 3:30 p.m. (Saskatoon time) on Monday, May 8, 2023.

You may return your proxy in one of the following ways by:

•  Mail,     the envelope provided;

•  Internet,     www.investorvote.com
(follow the instructions online); or

•  Telephone,     1-866-732-VOTE (8683)
(in Canada and the U.S.) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

16	Nutrien AGM Circular 2023

	Non-registered (beneficial) shareholders	Registered shareholders

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting virtually and vote online, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•  our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last day (excluding Saturdays, Sundays and holidays) before the meeting:

Nutrien Ltd.
Suite 1700, 211-19th Street East,
Saskatoon, SK, Canada, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

•  the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, partnership, trust or other legal entity the instrument in writing must be from its authorized officer, representative or attorney. You can also revoke your proxy in any other way permitted by law.

If you login to the meeting online using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot.

Questions

If you have any questions or need help voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

Proxies

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting and preparing the notice and access notice, the notice of meeting, this circular and the proxy, as well as mailing the notice and access notice and the form of proxy or voting instruction forms will be paid by us. All applicable meeting related materials sent to beneficial holders will be indirectly forwarded to non-registered (beneficial) shareholders at the Corporation’s cost.

Voting by Proxy

The persons named in the proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting (third-party proxyholder). If you appoint a third-party proxyholder, please make them aware that they must attend the meeting online for your vote to count.

Nutrien AGM Circular 2023	17

The following applies to shareholders who wish to appoint a third-party proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder, to attend, participate and vote at the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting virtually MUST submit their form of proxy or voting instruction form (as applicable), appointing that third-party proxyholder AND register that third-party proxyholder online, as described below. Registering your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials and is required for them to vote at the meeting.

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

To register a third-party proxyholder, shareholders must visit http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the meeting and will only be able to participate as a guest virtually at the meeting online.

If you are a non-registered (beneficial) shareholder and wish to vote at the meeting virtually, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder online, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered (beneficial) shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare by email at uslegalproxy@compuershare.com or by mail to: Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Submissions must be labeled “Legal Proxy” and received no later than the voting deadline of 3:30 p.m. (Saskatoon time) on May 8, 2023, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting virtually, or if permitted, appoint a third-party as their proxy holder MUST be made by visiting http://www.computershare.com/Nutrien by 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email no later than 3:30 p.m. (Saskatoon time) on May 8, 2023 so that Computershare may provide the holder of legal proxy a username via email that will act as their online sign-in credentials. Without a username the legal proxy holder will only be able to log in to the meeting virtually as a guest and will not be able to vote.

Depositing Proxies

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 3:30 p.m. (Saskatoon time) on Monday, May 8, 2023 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The Company may utilize the Broadridge QuickVote™ system, which involves non-objecting beneficial owners (NOBO) being contacted by Kingsdale Advisors, which is soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge Financial Solutions (on behalf of the NOBO’s intermediary). While representatives of Kingsdale Advisors are soliciting proxies on behalf of management, shareholders are not required to vote in the manner recommended by the board. The Broadridge QuickVote™ system is intended to assist shareholders in placing their votes, however, there is no obligation for any shareholders to vote using the Broadridge QuickVote™ system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge Financial Solutions (on behalf of the shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

18	Nutrien AGM Circular 2023

Exercise of Discretion by Proxyholder

The persons named in the proxy must vote FOR or AGAINST, or WITHHOLD from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested.

As of the date of this circular, the Corporation does not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the proxy, but do not tell them how you want to vote your common shares, your common shares will be voted:

•  FOR electing each director nominee listed in this circular;

•  FOR re-appointment of KPMG LLP, chartered accountants, as auditor of the Corporation; and

•  FOR the non-binding advisory vote on our approach to executive compensation.

Kingsdale Advisors has been retained by the Corporation as our strategic shareholder advisor and proxy solicitation agent in connection with the solicitation of proxies for the meeting. Kingsdale Advisors will receive a fixed fee of CAD$33,000, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Kingsdale Advisors may also receive additional fees from the Corporation for their other services. Shareholders can contact Kingsdale Advisors either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at +1 (866) 581-0507 or collect call outside North America at +1 (416) 867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Other Information

Additional Information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Certain information is also available on our website at www.nutrien.com.

In addition, any shareholder who would like to receive a copy of this circular, our 2022 annual report or our 2022 environmental, social and governance report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.

Suite 1700, 211- 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

Currency

All references to $, U.S.$ or other dollar amounts are to U.S. dollars unless otherwise specified. All references to CAD$ are to Canadian dollars.

Date of Information

The information contained in this circular is given as of March 20, 2023, unless otherwise specified.

Non-IFRS Financial Measures

In this circular, we use certain financial measures (non-IFRS financial measures) that are not prescribed by, and do not have standardized meaning under, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Certain financial measures used in this circular, including “adjusted EBITDA”, “adjusted net earnings per share”, “adjusted cash from operations”, “retail cash operating coverage ratio”, “cash selling, general and administrative expenses (excluding Retail)”, “return on invested capital (ROIC)”, and “retail adjusted average working capital to sales” are non-IFRS financial measures or non-IFRS ratios. Please see “Non-IFRS Financial Measures Advisory” on page 88 for more information about these measures and why they are used.

Nutrien AGM Circular 2023	19

Section Two: Business of the Meeting

Matters to be Voted On	Where to Find It
You will be asked to vote on the following items of business: 1. The election of each director; 2. The re-appointment of the auditor; 3. Our approach to executive compensation, on a non-binding advisory basis; and 4. Such other business as may properly be brought before the meeting.	Matters to be Voted On	19
	Election of Directors	19
	Financial Statements	19
	Re-Appointment of Auditor	19
	Advisory Vote on Executive Compensation	20

Election of Directors

There are 12 positions available on the board for a one-year term ending at the next annual meeting and 12 nominees listed in this circular. Shareholders can vote FOR or AGAINST, each individual nominee.

If there is only one nominee for each position available on the board, a nominee will be elected only if the numbers of votes cast in the nominee’s favour represents a majority of the votes cast FOR and AGAINST them, subject to certain exceptions described below. If there are more nominees than positions available on the board, the nominees receiving the highest number of votes FOR will be elected until all such positions have been filled.

If a nominee that is an incumbent director does not receive a majority of votes in their favour and positions remain available on the board, the nominee will be permitted to remain as a director until the earlier of the 90th day after the day of the election, and the day on which their successor is appointed or elected. In addition, elected directors may also reappoint such an incumbent director even if they do not receive majority support in the most recent election in certain instances specified in the Canada Business Corporations Act.	See “Section Three: Board of Directors and Corporate Governance” for information about our nominees.

The board unanimously recommends that shareholders vote FOR the election of each director nominee listed in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the election of all of such directors.

Financial Statements

Our 2022 audited consolidated financial statements and the auditor’s report on those financial statements will be placed before the meeting.

We are using notice and access, which means that the 2022 audited consolidated financial statements and the auditor’s report thereto are being posted online for shareholders to access. Instead of receiving a paper copy of the 2022 audited consolidated financial statements in the mail, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. The 2022 audited consolidated financial statements and the auditor’s report on those financial statements are available on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

Re-Appointment of Auditor

KPMG LLP has acted as Nutrien’s sole external auditor since the Corporation’s 2018 annual meeting of shareholders, prior to which time KPMG LLP and Deloitte LLP were dual auditors of the Corporation.

The board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the proxy will vote FOR the re-appointment of KPMG LLP.

The re-appointment of KPMG LLP as our external auditor was approved by over 99 percent of votes cast at the Corporation’s 2022 annual meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services.

20	Nutrien AGM Circular 2023

All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditor’s independence. All services performed by our auditor in 2022 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The following table sets out the following fees for professional services billed by KPMG LLP:

Year	2022	2021 (Restated)(1)

Category

Audit Fees(2)	$8,777,700	$8,284,800

Audit-Related Fees(3)	$63,000	$-

Tax Fees(4)	$168,100	$191,100

All Other Fees(5)	$302,400	$149,900

Total	$9,311,200	$8,625,800

Notes:

1	2021 fee disclosure – the comparative amounts have been restated to reflect fees billed in 2021 fiscal year.

2

For professional services rendered by KPMG LLP for the integrated audit of the Corporation’s annual financial statements, interim review of the Corporation’s interim financial statements, and audits of statutory financial statements of international subsidiaries.

3

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Corporation’s financial statements and are not included in Audit Fees, and 2022 assurance advisory services over greenhouse gas emission and sustainability reporting. These amounts were reported in other fees in 2021. Amounts previously reported in 2021 as audit-related fees have been reclassified as audit fees and all other fees to align with the current year’s presentation.

4

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2022 and 2021 in the amount of $168,100 and $181,000, respectively.

5

For professional services rendered by KPMG LLP for a cybersecurity maturity assessment, real-time assessment of a system implementation, and 2021 assurance advisory services over greenhouse gas emission and sustainability reporting.

Advisory Vote on Executive Compensation

The board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process.

The board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s outreach strategy. This is reinforced by our Say on Pay and Shareholder Engagement Policy.

Our approach to executive compensation was approved by over 93 percent of votes cast at the Corporation’s 2022 annual meeting of shareholders.

Accordingly, the board has determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 10, 2023.”

As this is an advisory vote, the results will not be binding upon the board. However, the board will consider the outcome of the vote as part of its ongoing review of executive compensation and, if there is a significant proportion of votes against the “Say on Pay” resolution, the board will take steps to better understand any shareholder concerns that might have influenced the voting. We have carefully reviewed our compensation benchmarking practices and relevant disclosures to identify and execute our approach to executive compensation.

The board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the approach to executive compensation described in this circular.

See “Section Five: General Information – Shareholder Engagement and Contacting the Board” for more information about our Say on Pay and Shareholder Engagement Policy.

Nutrien AGM Circular 2023	21

Section Three: Board of Directors and Corporate Governance

22	Nutrien AGM Circular 2023

Key Information About Our Board

This year, 12 candidates are listed in this circular for election to the board for a one-year term that expires at the next annual meeting. All our nominees were elected at the Corporation’s 2022 annual meeting. We believe that each nominee will be able to serve as a director, and has the right skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making.

Composition of Nominees

For more information about board tenure, succession planning and our Board Diversity Policy, see pages 37, 38 and 39. 10 of 12 of our nominees are independent.

Board and Committee Attendance

	Number of Meetings Held During 2022	Average Director Attendance
Board	10	99%
Corporate Governance & Nominating Committee (CG&N Committee)	4	100%
Audit Committee	4	100%
Human Resources & Compensation Committee (HR&C Committee)	5	100%
Safety & Sustainability Committee (S&S Committee)	4	100%

Under our Corporate Governance Framework, as well as our board charter and each of our committee charters, independent directors meet separately at each board and committee meeting without any members of management present. The presiding director at these sessions of the board and committees is the board chair or committee chair, as applicable, or, in his or her absence, a director selected by those board or committee members present, as applicable.

Nutrien AGM Circular 2023	23

About Our Nominees

Age: 61 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • Strategy

Christopher M. Burley

Christopher Burley is a Corporate Director and the former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He serves as the Chairman of WestJet Airlines, an Onex Corporation portfolio company and also is a member of the ICD Climate Strategy Advisory Board. Mr. Burley is a graduate of the Institute of Corporate Directors’ Directors Education Program. He holds a Bachelor of Science with a Certificate of Honours Standing (Geophysics) and a Master of Business Administration from Western University. Mr. Burley’s extensive experience in investment banking at a leading global firm allows Mr. Burley to provide the board with important insight to strategic and corporate development matters, including the identification and assessment of opportunities and risks associated with Nutrien’s mergers and acquisitions and other strategic initiatives.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	Audit Committee	4 of 4
	CG&N Committee	4 of 4
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	98.99%
	Equity Ownership Interest(2)
	Common Shares	17,000
	DSUs	24,096
	Total Value of Securities Held	$2,999,186
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	WestJet Airlines Ltd., an airline company (TSX)(4)	2015 to present (Chair, 2019 – present)

24	Nutrien AGM Circular 2023

Age: 64 New York, New York, United States Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • International Business

Maura J. Clark

Maura Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider formerly owned by Centrica plc. Previously she was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. She is a director of Fortis Inc., Newmont Corporation, and is a board member of Sanctuary for Families. Ms. Clark is a designated Chartered Professional Accountant and holds a Bachelor of Arts (Economics) from Queen’s University. Ms. Clark’s finance and retail energy experience provides our board with a unique and varied skillset and allows Ms. Clark to provide strong leadership as chair of Nutrien’s audit committee, a role she has held since Nutrien’s inception as a public company.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	Audit Committee (Chair)	4 of 4
	HR&C Committee	4 of 4
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	99.09%
Equity Ownership Interest(2)
	Common Shares	5,230
	DSUs	21,225
	Total Value of Securities Held	$1,930,686
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Newmont Corporation, a gold mining company (TSX, NYSE)	2020 to present
	Fortis Inc., an electric and gas utility company (TSX)	2015 to present
	Garrett Motion Inc., an automotive parts company (NYSE)(5)	2018 to 2021

Nutrien AGM Circular 2023	25

Age: 60 Calgary, Alberta, Canada Director since: 2018(1) Independent Key Skills and Experience • Mining & Exploration; Energy • Distribution • Public Policy & External Relations

Russell K. Girling

Russ Girling is Chair of Nutrien. He is also the former President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company. He is a member of the U.S. National Petroleum Council, the U.S. Business Roundtable and serves as a director of Suncor Energy Inc. Mr. Girling previously served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary. Mr. Girling’s longtime chief executive experience at a leading Canadian company with global operations provides the board with important perspective and positions him to, in his role as Chair, work collaboratively and constructively with our Chief Executive Officer and executive team.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors (Chair)	10 of 10
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	97.75%
	Equity Ownership Interest(2)
	Common Shares	13,780
	DSUs	133,582
	Total Value of Securities Held	$10,754,479
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	Suncor Energy Inc., an energy company (TSX, NYSE)	2021 to present
	TC Energy Corporation, a diversified energy and pipeline company (TSX, NYSE)	2010 to 2020

26	Nutrien AGM Circular 2023

Age: 63 Findlay, Ohio, United States Director since: 2022 Independent Key Skills and Experience • Senior Leadership • Strategy • Mining & Exploration; Energy

Michael J. Hennigan

Michael Hennigan is the President and Chief Executive Officer of Marathon Petroleum Corporation, a petroleum refining, natural gas processing and midstream logistics company. He is also President and Chief Executive Officer of MPLX LP, a natural gas processing and midstream logistics company. He currently serves as a director of Marathon Petroleum Corporation and as chair of the board of MPLX LP. He previously served as a director of Andeavor Logistics, Energy Transfer Partners, Niska Gas Storage Management, Philadelphia Energy Solutions and SunCoke Energy. Mr. Hennigan holds a Bachelor of Science (Chemical Engineering) from Drexel University. Mr. Hennigan’s career experience in a variety of roles throughout the value chain, including his current role as President and Chief Executive Officer of a complex large cap company, which has clear analogs to Nutrien in terms of processing, commodity end markets and challenges relative to ESG, will provide a valuable additional perspective. He also brings relevant retail, logistical and distribution experience that will allow further diversified insights.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	5 of 6(6)
	CG&N Committee	2 of 2
	S&S Committee	2 of 2
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	90.75%
Equity Ownership Interest(2)
	Common Shares	Nil
	DSUs	1,707
	Total Value of Securities Held	$124,577
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Marathon Petroleum Corporation (NYSE) and its subsidiary, MPLX GP LLC, the general partner of MPLX LP (NYSE), a downstream energy company and a midstream energy company(7)	2020 to present
	Andeavor Logistics, an oil and gas company (NYSE)	2018 to 2019

Nutrien AGM Circular 2023	27

Age: 56 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience • Finance / Audit & Risk • Mergers & Acquisitions • Sustainability

Miranda C. Hubbs

Miranda Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Ltd., one of Canada’s largest institutional asset managers. She serves as a director of Imperial Oil Limited, PSP Investments, the Canadian Red Cross, and the New Self Regulatory Organization of Canada. She is a member of the ICD Climate Strategy Advisory Board and the Global Risk Institute Sustainable Finance Advisory Committee. Ms. Hubbs is a CFA charter holder, a SASB FSA credential holder and has earned the CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Biology) from Western University and a Master of Business Administration from the Schulich School of Business at York University. Ms. Hubbs brings to our board a wealth of financial, sustainability and executive and board experience, including strong governance and investor-related insight. As chair of the S&S Committee, she has overseen the Corporation’s activities with respect to safety, health, the environment, cybersecurity and sustainability which is supported by her experience in the asset management industry.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	HR&C Committee	5 of 5
	S&S Committee (Chair)	4 of 4
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	99.22%
	Equity Ownership Interest(2)
	Common Shares	1,000
	DSUs	28,870
	Total Value of Securities Held	$2,179,913
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	Imperial Oil Limited, a petroleum company (TSX, NYSE)	2018 to present

28	Nutrien AGM Circular 2023

Age: 55

Sunny Isles Beach, Florida,
United States

Director since: 2021

Independent

Key Skills and Experience

•   Mergers & Acquisitions

•   Innovation / Technology &
    Security (including
    Cybersecurity Oversight)

•   Human Resources

Raj S. Kushwaha

Raj Kushwaha is the Managing Director and Chief Digital Officer of Warburg Pincus LLC, a private equity firm. Prior to joining Warburg Pincus LLC, Mr. Kushwaha previously held senior management positions at Zimmer Holdings Inc., Dell Computer Corporation, PepsiCo, First Data Corporation (FDC), Cummins Engine Company and Safeway, Inc. He currently serves as a director of Arise Virtual Solutions and previously served as a director of Encora Inc. Mr. Kushwaha has numerous patents in the field of disruptive services technologies. Mr. Kushwaha holds an M.S. in Management of Technology from MIT, an M.B.A. from the University of Wisconsin at Madison and ISU; a B.S. in Electrical Engineering from India and completed the Advanced Management Program (AMP) from Harvard University. Mr. Kushwaha brings over 30 years of experience in leading large scale digital transformations, building commercial grade SaaS software platforms, and managing Fortune 500 companies and entrepreneurial late stage ventures. His expertise in technology and innovation, in particular his experience in assessing the associated opportunities and risks in a variety of industries, provides a strong resource for the board as the agri-business sector continues its digital transformation.

Board & Committee Membership	2022 Meeting Attendance
Board of Directors	10 of 10
CG&N Committee	4 of 4
S&S Committee	4 of 4
2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
2022	98.98%
Equity Ownership Interest(2)
Common Shares	Nil
DSUs	4,238
Total Value of Securities Held	$309,289
Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
Cyren Ltd., an information security technology company (NASDAQ)	2018 to 2022

Nutrien AGM Circular 2023	29

Age: 67

Vancouver, British Columbia,

Canada

Director since: 2018(1)

Independent

Key Skills and Experience

•   Finance / Audit & Risk

•   Human Resources

•   Innovation/Technology &

    Security (including

    Cybersecurity Oversight)

Alice D. Laberge

Alice Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. Previously she was Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She serves as a director of the Canadian Public Accountability Board, Russel Metals Inc., Mercer International Inc., and has served as a director of the Royal Bank of Canada, and the British Columbia Cancer Foundation. Ms. Laberge is a Fellow of the Institute of Corporate Directors, and holds a Bachelor of Science (Speech Pathology & Audiology) from the University of Alberta and a Master of Business Administration from the University of British Columbia. Ms. Laberge brings to our board a variety of financial, technological and executive experiences and perspectives. Her extensive background and time served on various companies’ board of directors provides enhanced contributions to the board with respect to strategy and risk oversight.

Board & Committee Membership	2022 Meeting Attendance
Board of Directors	10 of 10
Audit Committee	4 of 4
CG&N Committee	4 of 4
2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
2022	99.16%
Equity Ownership Interest(2)
Common Shares	6,500
DSUs	53,977
Total Value of Securities Held	$4,413,611
Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
Mercer International Inc., a producer of pulp and wood products and producer of bioelectricity (NASDAQ)	2021 to present
Russel Metals Inc., a metal distribution company (TSX)	2007 to present
Royal Bank of Canada, a financial services provider (TSX, NYSE)	2005 to 2021

30	Nutrien AGM Circular 2023

Age: 62 Destin, Florida, United States Director since: 2018(1) Independent Key Skills and Experience • Agri-Business • International Business • Retail Business

Consuelo E. Madere

Consuelo Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. Previously she was Vice President, Global Vegetables and Asia Commercial of Monsanto Company, a global provider of agricultural products. Ms. Madere serves as a director of Lindsay Corporation, and previously served as a director of S&W Seed Company. She is a member of the Dean’s Advisory Council at the Louisiana State University Ogden Honors College. Ms. Madere is a National Association of Corporate Directors Board Leadership Fellow and holds a CERT certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She holds a Bachelor of Science (Chemical Engineering) from Louisiana State University and a Master of Business Administration from the University of Iowa. Ms. Madere’s extensive experience in the agri-business sector brings a global industry perspective to the board. Ms. Madere chairs the Nomination and Governance committees of two other public company boards. This, in addition to her management consulting and executive coaching experience is instrumental in her chairing of the CG&N Committee, where she has overseen the Corporation’s governance, board committees and board succession planning.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	CG&N Committee (Chair)	4 of 4
	S&S Committee	4 of 4
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	99.22%
	Equity Ownership Interest(2)
	Common Shares	6,600
	DSUs	13,502
	Total Value of Securities Held	$1,467,044
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	Lindsay Corporation, an agriculture irrigation and transportation infrastructure company (NYSE)	2018 to present
	S&W Seed Company, an agriculture seed company (NASDAQ)	2018 to 2023

Nutrien AGM Circular 2023	31

Age: 60 Eagle Ridge, Saskatchewan, Canada Director since: 2018(1) Non-Independent(8) Key Skills and Experience • Finance / Audit & Risk • Public Policy & External Relations • Human Resources

Keith G. Martell

Keith Martell is the President and Chief Executive Officer of First Nations Bank of Canada, a Canadian chartered bank providing financial services with a focus on the Indigenous marketplace. He serves as a director of River Cree Enterprises Ltd., as a trustee of the National Indian Brotherhood Trust and a governor of the University of Saskatchewan. He previously served as a director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc. Mr. Martell is a designated Chartered Professional Accountant and holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of Saskatchewan. Mr. Martell brings to our board a unique perspective on public policy and external relations-related matters. As the former chair of the HR&C Committee he was responsible for the oversight of Nutrien’s diversity and inclusion initiatives in our workplace, including Indigenous outreach efforts, aided by his knowledge and experience in his current and former roles. The board also benefits from the extensive financial background he has developed throughout his career serving various financial institutions.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	Audit Committee (Member until December 31, 2022)	4 of 4
	HR&C Committee (Chair until December 31, 2022)	5 of 5
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	97.92%
	Equity Ownership Interest(2)
	Common Shares	1,800
	DSUs	30,869
	Total Value of Securities Held	$2,384,184
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	None

32	Nutrien AGM Circular 2023

Age: 57 Toronto, Ontario, Canada Director since: 2018(1) Independent Key Skills and Experience • Mining & Exploration; Energy • Finance / Audit & Risk • International Business

Aaron W. Regent

Aaron Regent is a Corporate Director, Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company. Previously he was President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is the Board Chair of The Bank of Nova Scotia, serves on the Board of the C.D. Howe Institute and previously served on the Board of Plan International Canada. He is the Co-Founder and Co-Chair of Mining4Life and previously was the Governor of the Trails Youth Initiatives. Mr. Regent is a designated fellow of the Chartered Professional Accountants (Ontario) and holds a Bachelor of Arts (History) from Western University. Mr. Regent’s experience as a longtime global mining executive, and as an executive or board member of leading asset management and financial institutions, assists the board in identifying and assessing a variety of risks faced by, and opportunities available to, the Corporation.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	Audit Committee	4 of 4
	HR&C Committee (Chair as of January 1, 2023)	5 of 5
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	99.42%
	Equity Ownership Interest(2)
	Common Shares	23,420
	DSUs	40,702
	Total Value of Securities Held	$4,679,624
	Director Equity Ownership Requirement ($720,000)(3)	✓
	Other Public Issuer Directorships During the Last Five Years
	The Bank of Nova Scotia, a financial services provider (TSX, NYSE)	2013 to present

Nutrien AGM Circular 2023	33

Age: 53 Saskatoon, Saskatchewan, Canada Director since: 2022 Non-Independent Key Skills and Experience • International Business • Strategy • Mining & Exploration; Energy

Ken A. Seitz

Ken Seitz is the Chief Executive Officer at Nutrien. Ken joined Nutrien in 2019 as Executive Vice President and Chief Executive Officer of Potash. He brings over 25 years of global management experience working across more than 60 countries, with an extensive background in agriculture and mining. Earlier in his career, Mr. Seitz served as President and Chief Executive Officer of Canpotex, one of the world’s largest suppliers of Potash, giving him deep experience in global fertilizer marketing and logistics and strong connections within the industry. Mr. Seitz currently serves as a director of the International Fertilizer Association and The Fertilizer Institute. He holds a Bachelor of Science in Agriculture, a Bachelor of Engineering, and a Master of Business Administration from the University of Saskatchewan. He is a Professional Engineer with the Association of Professional Engineers and Geoscientists of Saskatchewan and is a Professional Agrologist with the Saskatchewan Institute of Agrologists. Ken also holds a Certificate in Management from the Stern School of Business at New York University.

	Board & Committee Membership(9)	2022 Meeting Attendance
	Board of Directors (from August 8, 2022)	3 of 3
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	N/A
Equity Ownership Interest
For details regarding Mr. Seitz’s equity ownership, see page 71.
Other Public Issuer Directorships During the Last Five Years
	Source Energy Services Ltd., an oilfield services company (TSX)	2018 to 2022

34	Nutrien AGM Circular 2023

Age: 67 Rio de Janeiro, Rio de Janeiro, Brazil Director since: 2020 Independent Key Skills and Experience • International Business • Mining & Exploration; Energy • Distribution

Nelson L. C. Silva

Nelson Silva is a Non-Executive Director of Compass Group PLC, Altera Infrastructure L.P. and has served as an executive director of Petróleo Brasileiro S.A. He is also an advisor to Appian Capital Advisory LLP and HSB Soloman Associates LLC and serves as a trustee of the Appian Way Charitable Foundation. Mr. Silva was the former Chief Executive Officer of BG Group in South America, former President of the Aluminium business unit at BHP Billiton, former Sales and Marketing Director at Vale, former Managing Director of Embraer Europe, former Chief Executive Officer of All Logistica, and former non-executive director of Cosan Limited. Mr. Silva brings extensive international experience to the board with a strong focus on South America and Brazil. This experience provides important perspective for the board, including as the Corporation continues to expand in the important and growing Brazilian agricultural market.

	Board & Committee Membership	2022 Meeting Attendance
	Board of Directors	10 of 10
	HR&C Committee	5 of 5
	S&S Committee	4 of 4
	2022 Annual Meeting Results	Percentage of Votes Cast for Nominee
	2022	99.40%
Equity Ownership Interest(2)
	Common Shares	Nil
	DSUs	4,995
	Total Value of Securities Held	$364,535
	Director Equity Ownership Requirement ($720,000)(3)	✓
Other Public Issuer Directorships During the Last Five Years
	Compass Group PLC, a multinational contract foodservice company (LON)	2015 to present
	Cosan Limited, a fully integrated renewable energy and infrastructure company (NYSE)	2019 to 2021

Nutrien AGM Circular 2023	35

Notes:

1

The following director nominees previously served as a director of one of Nutrien’s legacy entities commencing in the following years: Mr. Burley (2009); Ms. Clark (2016); Mr. Girling (2006); Ms. Hubbs (2016); Ms. Laberge (2003); Ms. Madere (2014); Mr. Martell (2007); and Mr. Regent (2015).

2	As of March 15, 2023 and based on Nutrien’s closing share price on the NYSE on March 15, 2023 of $72.98.

3

See page 52 for more information on our director equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

4	WestJet Airlines Ltd. was acquired in 2019 and subsequently delisted from the TSX.

5

Ms. Clark served as a director of Garrett Motion Inc. (Garrett Motion) from October 2018 until April 2021. In September 2020, Garrett Motion and certain affiliated companies filed voluntary petitions under Chapter 11 of Title 11 of the United States Bankruptcy Code. On April 30, 2021, Garrett Motion announced that it emerged from its Chapter 11 proceedings, successfully completing the restructuring process and implementing the plan of reorganization that was confirmed by the United States Bankruptcy Court for the Southern District of New York on April 23, 2021.

6	Mr. Hennigan attended all board meetings, other than one meeting in May 2022 due to treatment of a publicly disclosed medical condition.

7

MPLX GP LLC is a wholly owned subsidiary of Marathon Petroleum Corporation. Service on the MPLX GP LLC board of directors by Mr. Hennigan is an extension of his service on the Marathon Petroleum Corporation board of directors and part of Mr. Hennigan’s responsibilities as President and Chief Executive Officer of Marathon Petroleum Corporation.

8

Effective January 1, 2023 due to a technical deeming rule Mr. Martell was rendered non-independent under applicable Canadian securities laws for the purposes of serving on the Company’s Audit Committee. See page 37 for more information.

9	Mr. Seitz was appointed to the board on August 8, 2022.

36	Nutrien AGM Circular 2023

Our Corporate Governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long-term success. See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Conduct and board chair position description.

Some highlights of our corporate governance practices are as follows:

Corporate Governance

•  10 of 12 director nominees are independent

•  Oversees execution of corporate strategy and risk oversight, including dedicated strategy focused meetings

•  Board diversity

¡    Gender diversity target of 30%, currently 33%

¡    8% identify as Aboriginal

¡   8% identify as a member of a visible minority

•  All committees are independent

•  Board, committee and director evaluations annually

•  Board orientation and education program

•  Code of Ethics

•  Supplier Code of Conduct

•  In camera sessions at every board and committee meeting

•  Audit Committee whistleblower procedures

•  Written Chief Executive Officer, board chair and committee chair position descriptions

•  No board interlocks

Shareholder Rights

•  Annual election of directors

•  Individual director elections

•  Written Say on Pay and Shareholder Engagement Policy

•  Active shareholder engagement

•  Annual advisory “Say on Pay” vote

•  Advance Notice By-Law

Compensation Governance

•  Independent advice

•  Recoupment Policy

•  Prohibition on hedging

•  Director equity ownership requirement of 3x the board annual retainer

•  Double-trigger change in control provisions

•  Executive equity ownership requirements:

¡   6x base salary (President & Chief Executive Officer)

¡   1.5-3x base salary (Executive Vice Presidents)

Board Independence Standards

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, Canadian securities laws relating to governance practices and audit committees and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a direct or indirect relationship with the Corporation which could, in the view of the board, be reasonably expected to interfere with the exercise of the director’s independent judgment, and is not otherwise deemed under applicable U.S. or Canadian securities laws or stock exchange rules not to be independent. Board committee members must also satisfy any additional requirements prescribed under applicable U.S. or Canadian laws and stock exchange rules.

Nutrien AGM Circular 2023	37

The board has determined that all of the proposed nominees, with the exception of Ken Seitz and Keith Martell, are “independent” for purposes of the board independence standards described above. Mr. Seitz is not independent because he is our President and Chief Executive Officer. Mr. Martell is deemed non-independent, effective January 1, 2023, solely as a result of his adult daughter, with whom he shares a residence, being employed by the Company’s external auditor and participating in the external auditor’s audit, assurance or tax compliance practice. Mr. Martell’s adult daughter does not participate in any matters related to Nutrien. Absent this deeming rule, the board has determined that Mr. Martell does not have any direct or indirect relationship with the Company which could, in the view of the board, be reasonably expected to interfere with his independent judgement.

Board Tenure

Under the board’s Corporate Governance Framework, a director’s retirement age is generally 72 years, however, the board may request a director extend his or her term of service beyond such retirement age.

We do not limit the time that a director can serve on the board. While director term limits can assist with board refreshment, there may be circumstances where the board does not want to lose the deeper knowledge of the business and the experience of a longer-serving director.

Board performance evaluations, the board’s retirement policy and our director succession planning program, which includes updated assessments of our board competencies and skills matrix are all mechanisms used by the board to achieve board refreshment.

Board Interlocks and Overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company and there shall be no more than two board interlocks at any given time. As of the date of this circular, there are no board interlocks among board members.

The Corporate Governance Framework also describes Nutrien’s overboarding policy. The Chief Executive Officer (CEO) should not serve on the board of more than one other public company. The CEO should not serve on the board of any other company where the chief executive officer of that other company serves on Nutrien’s board. Directors (other than the CEO) who are employed as chief executive officers, or in other senior executive positions of another public company on a full-time basis, should not serve on any public company board other than the board of their employer and Nutrien’s board. Other directors should not serve on more than three boards of public companies, in addition to Nutrien’s board. Directors are expected to notify the board and CG&N committee chairs before accepting an invitation to serve on another public company board, to allow the chairs to reasonably assess whether the additional responsibilities will compromise the director’s availability and capacity to fulfill his or her commitment to the board, and whether any real or apparent conflict of interest will result. Executive officers must obtain the approval of Nutrien’s CEO before accepting an invitation to serve on a public company board. The Corporate Governance Framework limits the number of public company boards on which our directors and executive officers should serve.

Board Succession Planning and Refreshment

The CG&N Committee has primary responsibility for board succession planning and for developing a list of nominees for election as directors at each annual meeting. The CG&N Committee chair regularly reports to the board on the board succession planning process. In 2021, the CG&N Committee undertook an evaluation of Nutrien’s existing policies and practices regarding board chair, committee chair and committee member refreshment. This evaluation resulted in the adoption of Chair and Committee Rotation Guidelines, which acknowledge that regular rotation of the board chair, committee chairs’ and committee members’ responsibilities among directors is part of an effective board renewal policy, and which guidelines provide for the board to pay particular consideration to rotating the board chair following a five to seven-year term, committee chairs following a three to five-year term, and committee members following a three to five-year term.

In addition, the CG&N Committee reviews and updates, as appropriate, the board competencies and skills matrix annually, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board. The committee then reviews overall board composition to assess whether the board has the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision making, benchmarked against the skills matrix and the board’s diversity objectives.

The CG&N Committee also considers expected turnover and board refreshment. Working with the board chair, the committee considers the expected term of office of each director and how close they are to retirement age in order to plan for potential departures.

The CG&N Committee also reviews the annual board assessment results to determine whether changes are needed and reviews each candidates’ independence in light of legal and regulatory requirements.

The board chair, CEO, certain committee chairs and other directors interview any suitable candidates, and the Corporation conducts background and conflict checks. Search firms engaged by the Corporation are instructed to ensure that diverse candidates are included in the search process.

38	Nutrien AGM Circular 2023

The board regularly evaluates committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period. Any changes are made by the board taking into account the recommendations of the board chair and the CG&N Committee.

Executive Succession Planning

The HR&C Committee principally has responsibility for overseeing management’s planning process for executive development and succession. The HR&C Committee Chair regularly reports to the board on executive succession planning.

At least annually, the HR&C Committee reviews succession planning, the management structure and executive development. It also reviews succession planning and leadership development below the senior executive level, which grows the pipeline of high performing executives to facilitate senior leadership renewal and orderly senior leadership transitions. The Corporation also uses succession planning as a tool to progress our Workforce Strategy including our Employee Equity, Diversity and Inclusion Strategy.

The CEO and the Chief Human Resources Officer present a succession plan report to the HR&C Committee, covering the organization’s most critical positions and our internal bench strength against each.

The Executive Leadership Team reviews the Corporation’s talent pool, identifies key talent, and monitors development of candidates, to diversify exposure, experience, leadership training and business and functional skills. Executive talent pools are being created to support executive succession and development.

In addition, the CEO identifies internal high potential successors for senior management positions throughout the Corporation to the HR&C Committee and the Corporation’s human resources leadership.

The HR&C Committee Chair actively participates in ongoing discussions with the Corporation’s human resources leadership relating to succession planning over the year. High potential internal candidates identified in the succession plans are encouraged to have direct interactions with the board so that it can get to know the candidates and appreciate their skills and expertise. Mechanisms used include presentations by these individuals at regular meetings, annual training sessions and social events.

CEO Succession Planning

As part of the executive succession planning process, the HR&C Committee, supported by the CEO and the Chief Human Resources Officer, is responsible for reviewing CEO succession planning, with oversight from the board. The HR&C Committee meets in camera to discuss CEO succession and regularly reports to the board. CEO succession planning includes a review of the candidates for the CEO position and development plans for all members of the executive leadership team. In addition, a CEO succession plan in the event of the unexpected departure of the CEO is in place and is reviewed and updated annually.

Inclusion at Nutrien

We are prioritizing and building our strategic inclusion capability across our company and in the communities in which we operate. In 2022, inclusion was elevated from a guiding principle to a core value at Nutrien, furthering our Culture of Care.

We also continued the evolution of our approach to inclusiveness and launched a new Strategic Inclusion Plan in 2022 to focus on our unique opportunities across our global operations and value chain to achieve equitable outcomes, address gaps and disparities. Our Strategic Inclusion Plan includes a focus on gender diversity, recruitment of underrepresented talent and removal of barriers for participation.

Our global Inclusion Council of senior operational and functional leaders from each operating segment and geography is sponsored by our President & CEO and chaired by our Chief Human Resources Officer with oversight by the HR&C Committee. It has the mandate and accountability to enable the Strategic Inclusion Plan, and is responsible for promoting equity, diversity and inclusion within the organization, both at the executive level and within our workforce. See “Report of the HR&C Committee” for more information about board governance over our inclusion strategy.

Our strategy of building an inclusive workforce is wholistic and also reinforced in Nutrien’s workplace communications, Code of Conduct and Supplier Code of Conduct, and supported by Nutrien’s policies and procedures, including our Inclusive Workplace Commitment Statement, Respect in the Workplace Policy, Procurement Policies and Procedures and Indigenous Content Playbook. It is further supported by our confidential, externally administered Integrity Hotline that employees, suppliers and customers can access.

Nutrien AGM Circular 2023	39

Board Diversity

We believe that having a mix of directors on the board who are from varied backgrounds and who bring a diverse range of perspectives and insights fosters enhanced decision-making, promotes better corporate governance and builds board capacity.

Our belief is reflected in our Board Diversity Policy, which recognizes that only highly qualified candidates with the right personal qualities (such as leadership skills, integrity, time and commitment), core business skills and industry experience will be considered as board members. While the qualifications of each individual director are paramount, diversity criteria relating to the director’s age, tenure, geographic location, education, gender and ethnicity must also be given due consideration. Our diversity criteria formally acknowledges the designated groups specifically identified under the Canada Business Corporations Act, including women, Aboriginal peoples, persons with disabilities and members of visible minorities, and confirms our commitment to diversity and inclusion and the diversity criteria that are always considered.
Designated Groups are defined as women, Aboriginal peoples, persons with disabilities and members of visible minorities.

The Board Diversity Policy is reinforced by our board competencies and skills matrix, which is reviewed and updated annually by the CG&N Committee as appropriate, and the board succession planning and director recruitment process, which is the responsibility of the CG&N Committee. In seeking suitable candidates, the CG&N Committee recruitment practices will:	See “Board Tenure” above for more information about our board refreshment practices.

•	consider the benefits of diversity;

•	within the overall emphasis on merit, seek to fill board vacancies by considering candidates that bring a diversity of background and industry or related expertise and experience;

•	have regard to factors such as skills, experience, education, gender, age, ethnicity, Aboriginal status, visible minority status and geographic location; and

•

include potential engagement of independent search firms to assist in identifying directors to recommend for election or appointment to the board, in order to broaden its reach for qualified and diverse director candidates who are unknown to the incumbent directors.

The director recruitment processes undertaken by the CG&N Committee in 2020, and into 2021, which culminated in the appointment of Nelson Silva and election of Raj Kushwaha, included a notable focus on identification, and consideration, of candidates that bring further diversity of background to the board. The election of Michael Hennigan in 2022 included a notable focus on senior leadership experience at large publicly listed organizations.

Our Board Diversity Policy is available on our website at www.nutrien.com.	Of our current directors, four identify as a woman (33 percent of the total number of directors), one identifies as an Aboriginal person (8 percent of the total number of directors), one identifies as a member of a visible minority (8 percent of the total number of directors), and none identify as a person with a disability.

Although we do not believe that mandatory quotas are the right approach, our Board Diversity Policy has always included a measurable diversity target that women comprise not less than 30 percent of the Corporation’s directors. This aligns with the objectives of the 30% Club Canada, an organization of which we are a member, which is working towards having women represent 30 percent of board members in Canada by 2022. We are pleased that we have exceeded the 30 percent target for women on the board since we were formed. More than 33 percent of our current directors are women, and more than 33 percent of our nominees are women. Our Board Diversity Policy provides that if the percentage of women directors ever falls below 30 percent, the CG&N Committee will work to re-achieve this target.

At the present time, the board has not set any other targets relating to board diversity. The complexity of our business requires us to maintain flexibility to effectively address board refreshment, succession planning and diversity in its broadest sense in order to continue to attract and retain highly qualified individuals to serve as directors. The CG&N Committee may recommend changes or additional objectives in the Board Diversity Policy to the board for its approval.

The CG&N Committee is responsible for assisting the board by monitoring the implementation of the Board Diversity Policy. See “Section Three: Board of Directors and Corporate Governance – Committees of the Boards – Report of the CG&N Committee” for more information about board governance over our board diversity program.

40	Nutrien AGM Circular 2023

Executive Diversity

We believe that a diverse workplace culture drives enhanced decision-making, increased innovation and positively influences employee attraction and retention, as well as customer satisfaction. Diversity in our business creates long-term value by aligning Nutrien’s business perspectives with an increasingly diverse customer base, building capability to operate in international markets and enabling Nutrien to recruit from a larger pool of talent.

Within Nutrien’s Executive Leadership Team, which is comprised of Nutrien’s executive officers, the level of representation from diverse groups is a criteria that is always given due consideration when identifying candidates for senior leadership roles. We do not mandate specific diversity targets at the level of Nutrien’s executive officers due to the small size of this group and the need to carefully consider a broad range of criteria.

Of our current Executive Leadership Team, two identify as women (22 percent of the total number of members of the Executive Leadership Team). None identify as an Aboriginal person, a visible minority or a person with a disability.

Supporting Equity, Diversity and Inclusion

Overseen by our Chief Human Resources Officer and fostered by our Inclusion Council, we are undertaking a number of initiatives to advance our Strategic Inclusion Plan and support our commitment to equity, diversity and inclusion. Some of our initiatives include:

•   The Emerging Talent Program is a newly developed three-year rotational program for post-secondary  graduates to build a diverse and effective talent pool poised for accelerated development to leadership and  manager roles within our Nutrien Ag Solutions operating segment. There were 11 participants in 2022.  Consideration when selecting applicants was given to age, ethnicity and gender diversity.

For additional details and information on the new Strategic Inclusion Plan including EDI and value chain initiatives, please see our 2023 ESG Report available on our website at www.nutrien.com.

•	Nutrien Academy is a leadership development program for women to help build business competency. In 2022, 26 women from our North American operations participated.

•

Women in Leadership Mentoring Program helped equip 12 professionals from across the business to transition into management positions. This is a key part of our commitment to help women develop their skills to progress their careers and participate at senior leadership levels.

•

The Women in Trades Program builds a qualified talent pool of women for trades and technical positions, specifically at Nutrien’s Nitrogen operations in Alberta, Canada. This program includes structured recruitment partnering with trade schools and provides scholarships, professional development, mentoring, networking events and community engagement. Twelve women participants were hired in 2022.

•

Our equity, diversity and inclusion (EDI) learning platform includes micro-learnings for Nutrien employees, beginning with foundational content and then building skills to promote ongoing engagement. In 2022, we had over 1,900 registered users, over 8,500 completed courses and over 40,500 micro-learnings.

•	Leadership learning and development continues to incorporate EDI competency in Nutrien leaders by incorporating EDI concepts into leadership education programs.

•

Employee Resource Groups act as inclusion networks and remain active in the areas of support for women, women in non-traditional environments and roles, members of the LGBTQ+ community, young professionals, Black employees, and military members. We support Employee Resource Groups in building community internally and engaging community externally.

•

We continued to evolve our recruitment processes to attract and promote a more diverse selection of underrepresented candidates, including encouraging the use of diverse images in campaigns and utilizing more inclusive wording in our job postings.

In support of our Strategic Inclusion Strategy, a key component to meaningful and sustainable change with a view to building the talent pipeline is setting targets and measuring our progress:

•

Traditionally underrepresented in the agricultural industry, we continue to strive towards increasing the representation of women at senior levels of Nutrien. We started tracking the number and percentage of women in senior leadership in 2018 when the company formed. Women in senior leadership is defined as women in the organization at the Director level and above – all levels above Senior Manager, up to and including Chief Executive Officer. We have a target to increase the representation of women in senior leadership to 30 percent or more by 2025. At the end of 2022, we had 21 percent women in senior leadership roles.

Nutrien AGM Circular 2023	41

•

Indigenous people also represent an important component of our future Canadian workforce, and we track the number of self-identified Indigenous applicants interviewed and hired versus non-Indigenous candidates. This information informs our hiring practices and where we make community investment in training and education to build capacity.

Notably, equity, diversity and inclusion are core priorities of our sustainability strategy as described in our 2023 Environmental, Social and Governance Report (2023 ESG Report). See our 2023 ESG Report for additional details on our approach, strategy and actions to advance and promote equity, diversity and inclusion.

Strategy and Risk Governance

Our Board Charter provides that the board is responsible for the stewardship of the Corporation and the oversight of management and the activities of the Corporation. The board’s principal duties include appointment and oversight of the CEO, oversight and approval of the Corporation’s business strategy and strategic planning process, and oversight and approval as appropriate of the Corporation’s policies, procedures and systems for implementing strategy and managing risk.

The board oversees the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process. It participates, as a whole and through its committees, with our Executive Leadership Team, in identifying and approving the objectives and goals of the Corporation, and the strategies by which our Executive Leadership Team proposes to reach those objectives and goals. Each scheduled board meeting includes a meaningful focus on strategic matters and the board participates in the annual development and approval of a strategic planning process, including dedicated strategy focused meetings held in the third quarter.

Our risk management is governed by the board and the committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy, including climate-related risks. We strive to integrate risk management into key decision-making processes and strategy. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy. The board exercises its duties directly and through its committees. The board has four standing committees: the CG&N Committee, the Audit Committee, the HR&C Committee and the S&S Committee. The board and its committees have specific focus areas and mandates on how we identify and manage our principal business topics and risks. More information can be found in Nutrien’s board and committee charters at www.nutrien.com.

Board/Board Committee	Oversight Includes the Following Business Topics or Risk Areas
Board of Directors	• Corporate strategy • Oversight of safety, health, environmental and security matters	• Risk management • CEO succession and compensation • Governance and compliance
Audit Committee	• Accounting and financial reporting • Internal controls	• Compliance • Financial risk management
Corporate Governance & Nominating Committee	• Corporate governance • Board diversity • Board evaluation	• Director orientation and continuing education • Related party transactions(1)
Human Resources & Compensation Committee	• Executive compensation • Succession planning	• Equity, diversity and inclusion • Learning and development
Safety & Sustainability Committee	• Sustainability targets and goals • Risks, strengths and opportunities related to safety and sustainability including climate-related impacts	• Safety and sustainability performance & strategy • Cybersecurity and data privacy • Status of remediation projects and environmental provisions

Notes:

1

The CG&N Committee, in conjunction with the Audit Committee, maintains responsibility for identification, monitoring and evaluation of transactions involving related parties of the Corporation, including identifying the related-parties involved and assessing the value of the transactions. Related parties are considered to include individuals or entities that would be considered a related party for the purposes of applicable securities laws. Such transactions occur infrequently, but should any such transaction arise, the CG&N Committee is positioned to address or with the assistance of another appropriate committee based on the subject matter.

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Management level activities include our Enterprise Risk Management process, which is overseen by our Enterprise Risk Management Team and guided by our global risk management framework. The framework promotes consistent application of risk management principles and processes across our organization and is scalable to support all levels of the business. All operating segments and corporate functions use this framework to identify, assess, and develop mitigation strategies for key risks that could affect their strategy, operations, or future performance. Assessment criteria embedded in the risk framework allow for comparability of different types of risks, including climate-related risks. Key criteria include the likelihood of impacting our business and the potential severity of impact.

Risks are evaluated individually and collectively at the management level to fully understand Nutrien’s risk landscape and identify interdependencies between risks.

A consolidated view of our risks is presented to our Executive Leadership Team and senior leaders for review and discussion, along with outputs from external environment scans and emerging risk workshops. Nutrien’s significant enterprise-wide risks are presented to the Audit Committee mid-year and to the Board at least annually.

Governance of Sustainability Risks

The S&S Committee has oversight over Nutrien’s safety and sustainability risks. This oversight includes the ongoing monitoring and development of the Corporation’s ESG strategy and incorporates topics such as safety, environmental stewardship, health (physical and mental), climate change-related risks and opportunities, cybersecurity and data privacy, amongst others. Under the oversight of the S&S Committee, our Executive Leadership Team has the has the responsibility of ensuring our material ESG- and climate-related risks and opportunities are being appropriately addressed and for measuring our performance on ESG matters.

Key management level groups that play an important role in the management of ESG-related risks include:

•	Enterprise Risk Management Team: responsible for establishing frameworks and facilitating processes to support risk identification and assessment across the entire organization.

•

Executive ESG & Strategic Issues Committee: responsible for the materiality assessment of ESG issues, oversight of risk mitigation for ESG matters, and developing appropriate ESG-related disclosures and communications to stakeholders.

•

Climate/Carbon Program Steering Committee: oversees the strategic management of risks and opportunities related to the reduction of Nutrien’s GHG emissions and alignment of targets and performance metrics.

•	Strategic Issue Teams: oversee the strategy and implementation of action on the key ESG issues of climate, soil health, water, biodiversity, product stewardship and grower support.

•	Inclusion Council: accelerates diversity and inclusion initiatives of our EDI strategy.

•

Corporate SHE Committee: provides oversight of the safety, health and environmental (SHE) strategy for the care and protection of our people, environment, community and customers. Safety, health, environment, process safety and product stewardship are key areas of focus for the Committee. Nutrien’s SHE Management System provides a framework, direction, governance and tools that support our collective goal of excellence in these areas across our operations and supply chain.

Additional details regarding our strategy and risk management approach can be found in our 2022 annual report and 2023 ESG Report.

Board Competencies and Board Skills Matrix

Each director is expected to have an informed view on topics that are relevant to our business. Our board competencies and skills matrix is an essential tool to help guide the board on whether it has the right skills, perspectives, experience and expertise that is appropriate for proper oversight and effective decision-making by the board as a whole, with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation. The board competencies and skills matrix are designed to address the scale and diversity of our business, and are reviewed and updated annually as appropriate by the CG&N Committee.

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Key Skills and Experience

Skills/Experience:

Senior Leadership (Former/Current CEO or CFO)

Experience as a CEO or CFO or similar position for a large publicly listed or large private organization.

Core Business Skills:

Health & Workplace Environment

Experience with direct control, accountability and responsibility for health and workplace environment, including managing reporting or information systems controls related to health and workplace environment.

Human Resources

Experience in leadership continuity succession planning, diversity and inclusion, compensation programs and management of compensation-related risks.

Innovation/Technology & Security (including Cybersecurity Oversight)

Experience and education in digital technology tools and related platforms to enhance business operations, products, services, solutions and security.

International Business

Experience in managing global operations or ex-North America background and experience.

Operations (including Safety)

Experience with direct operations, including operational optimization and safety.

Public Policy & External Relations

Regulatory, political, legal and public policy experience including private sector, regulatory body and public government relations.

Strategy

Experience with and responsibilities for the development and implementation of business growth and optimization strategies.

Sustainability

Experience with and responsibility for sustainable business practice, including environmental impacts and assessment and analysis of sustainability metrics.

Core Industry Experience:

Agri-Business

Agricultural experience related to markets, regulatory and business environments.

Distribution

Logistics, transportation and distribution experience.

Finance/Audit & Risk

Experience as a professional accountant, corporate controller, investment banker or financial service professional with respect to a financial, audit or treasury function with an understanding of and responsibility for financial transactions, statements and corporate finance.

Mergers & Acquisitions

Experience in mergers, acquisitions, integrations or other business combinations.

Mining & Exploration; Energy

Experience in or with the mining and exploration or energy industries, including technical expertise.

Retail Business

Experience working with a retailer or distributor of products, services or solutions.

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Board Skills Matrix

Name of Director Nominee	Competencies															Gender	Age Range			Board Tenure*				Residence		
	Senior Leadership (Former/Current CEO Or CFO)	Health & Workplace Environment	Human Resources	Innovation/Technology & Security (Including Cybersecurity Oversight)	International Business	Operations (Including Safety & Sustainability)	Public Policy & External Relations	Strategy	Sustainability	Agri-Business	Distribution	Finance/Audit & Risk	Mergers & Acquisitions	Mining, Energy & Exploration	Retail Business	Gender	50 and under	51-60	61 and over	0-2 Years	3-5 Years	6-10 Years	Over 10 Years	Canada	United States	International
Christopher Burley	✓		✓		✓			**✓**	✓			**✓**	**✓**	✓		M			✓		✓			✓		
Maura Clark	✓		✓		**✓**			✓				**✓**	**✓**	✓	✓	F			✓		✓				✓	
Russell Girling	✓		✓		✓	✓	**✓**	✓	✓		**✓**	✓	✓	**✓**		M		✓			✓			✓		
Michael Hennigan	**✓**	✓	✓			✓		**✓**			✓		✓	**✓**	✓	M			✓	✓					✓	
Miranda Hubbs			✓	✓				✓	**✓**			**✓**	**✓**	✓		F		✓			✓			✓		
Raj Kushwaha			**✓**	**✓**	✓	✓		✓			✓	✓	**✓**	✓	✓	M		✓		✓					✓	
Alice Laberge	✓		**✓**	**✓**				✓				**✓**	✓			F			✓		✓			✓		
Consuelo Madere		✓	✓	✓	**✓**	✓		✓	✓	**✓**	✓				**✓**	F			✓		✓				✓	
Keith Martell	✓		**✓**				**✓**	✓				**✓**				M		✓			✓			✓		
Aaron Regent	✓		✓		**✓**	✓	✓	✓	✓		✓	**✓**	✓	**✓**		M		✓			✓			✓		
Ken Seitz	✓		✓		**✓**	✓		**✓**	✓	✓	✓		✓	**✓**		M		✓		✓				✓		
Nelson Silva	✓	✓	✓		**✓**		✓	✓	✓		**✓**	✓		**✓**	✓	M			✓		✓					✓

✓ Key: One of top three skills

* At Nutrien. See "About Our Nominee" for details about tenure at Nutrien's legacy entities.

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Board, Committee and Individual Director Performance Evaluations

The CG&N Committee is responsible for developing and implementing the board, committee and individual director performance evaluation program. The CG&N Committee has adopted a structured performance evaluation program, under the board chair’s oversight with the involvement of external advisors, including the use of an external governance advisory firm as facilitator every second or third year. The objective of the performance evaluation program is to improve board, committee and individual director performance and effectiveness and to provide the board chair and the committee with information concerning possible changes to board and committee composition, practices, areas of focus and development, as well as to provide individual directors information concerning their individual performance, including in their role as a chair, as applicable. Our annual process in 2022 was facilitated by an external governance advisory firm and included the components summarized in the following table:

Review of	By	Action
Whole Board	All Directors and Senior Management

•  Board members complete a questionnaire evaluating the board’s performance.

•  Relevant members of senior management provide feedback on the board’s performance.

•  Topic addressed during one-on-one interviews of each director by external facilitator.

Board Chair	All Directors	• Board members complete a questionnaire evaluating the board chair’s performance. • Topic addressed during one-on-one interviews of each director by external facilitator.
Board Committees	Committee Members and Senior Management

•  Committee members complete a questionnaire evaluating committee performance.

•  Relevant members of senior management provide feedback on the committee performance.

•  Topic addressed during one-on-one interviews of each director by external facilitator.

Committee Chairs	Committee Members	• Committee members provide feedback evaluating committee chair performance. • Topic addressed during one-on-one interviews of each director by external facilitator.
Individual Directors	All Directors	• Self assessment addressed during one-on-one interview of each director by external facilitator. • Peer evaluation addressed during one-on-one interviews of each director by external facilitator.

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Board Orientation and Continuing Education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so that they can be fully engaged and contribute meaningfully to the board and its committees. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Conduct is reviewed and affirmed.

Our continuing education program provides regular and ongoing education to our director nominees, advancing their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest, to enhance their effectiveness as directors and stewards of the Corporation. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from directors and members of management with respect to key education priorities for the board.

In addition to full board or committee educational sessions that occurred during 2022, please see “Schedule D – Board Orientation and Continuing Education” for board orientation or education meetings attended by the directors.

Committees of the Board

The board has four standing committees:

1.	CG&N Committee;

2.	Audit Committee;

3.	HR&C Committee; and

4.	S&S Committee.

Report of the CG&N Committee

Consuelo E. Madere, Chair Christopher M. Burley Michael J. Hennigan Raj S. Kushwaha Alice D. Laberge

Corporate Governance & Nominating Committee. The board has determined that each member of the CG&N Committee is independent for the purposes of our board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on our website at www.nutrien.com.

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and board committees, board succession planning and director recruitment, director orientation and continuing education, board and committee evaluations and director compensation. The Committee is also responsible for the oversight of Nutrien’s Board Diversity Policy.

A summary of the CG&N Committee’s key responsibilities and activities in 2022 is set out below.

Key Responsibilities	Key Activities
Corporate Governance Framework and related policies

•  Conducted annual review of the Corporate Governance Framework and related policies and recommended changes for approval.

•  Advised the board on committee charters, structure, functions and qualifications for membership.

Board director recruitment processes and succession planning

•  Oversaw, and implemented, the director recruiting procedure and process, in connection with the election of Michael Hennigan.

•  Recommended committee membership and chair appointments to independent directors, including undertaking a comprehensive review and refresh of committee assignments and chair positions.

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Key Responsibilities	Key Activities
Director evaluation, orientation and education program

•  Developed, and oversaw the implementation of, the comprehensive director onboarding process that occurred in connection with the election of Michael Hennigan.

•  Reviewed, and oversaw the implementation of the director continuing education program and policies relating to director orientation and continuing education.

•  Oversaw and implemented, the 2022 board evaluation process as described starting on page 45, including identification and engagement of an international external governance advisory firm as facilitator.

Board Diversity Policy

•  Monitored the implementation and efficacy of the Board Diversity Policy and measured the annual and cumulative progress made under it.

•  Monitored compliance with applicable laws relating to diversity disclosure.

Director compensation

•  With the assistance of WTW, reviewed and recommended to the board for approval the individual directors’ compensation.

•  Monitored compliance with individual directors’ equity ownership requirements.

Governance compliance

•  Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

•  Reviewed and approved for recommendation to the board the Corporation’s disclosure documents containing significant corporate governance information, including this circular.

•  Monitored compliance with applicable laws relating to corporate governance including assessment of new requirements under the Canada Business Corporations Act related to the election of directors.

•  Received and reviewed corporate governance ratings.

Report of the Audit Committee

Maura J. Clark, Chair Christopher M. Burley Alice D. Laberge Aaron W. Regent Keith G. Martell* * Until December 31, 2022. See page 35 for more information.

Audit Committee. The board has determined that each member of the Audit Committee is independent for the purposes of our board independence standards and “financially literate” within the meaning of NI 52-110 – Audit Committees. Maura J. Clark has been determined to be an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on our website at www.nutrien.com.

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. At these meetings, the committee met with senior members of the Corporation’s financial management team as well as the Corporation’s external auditor. Additionally, the committee had multiple private sessions with the CEO, CFO, Internal Audit, Chief Compliance Officer, Chief Legal Officer and Chief Integrity Officer (among others). At these meetings, the committee had candid discussions regarding Nutrien’s financial disclosures, financial and risk management practices and other legal, accounting, auditing and internal control matters. In addition, the Audit Committee has oversight over whistleblower inquiries. The Audit Committee also meets in joint session with the S&S Committee regarding integrated reporting preparation and initiatives, and key workstreams.

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A summary of the Audit Committee’s key responsibilities and activities in 2022 is set out below.

Key Responsibilities	Key Activities
Financial statements and related disclosures

•  Approved (or recommended to the board) significant financial disclosure as per the mandate.

•  Discussed with management and the external auditor their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

•  Reviewed the effectiveness of the Corporation’s internal control systems and disclosure controls and procedures, including cybersecurity controls and information technology strategies.

•  Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

•  Reviewed reports from the Corporation’s disclosure committee, and discussed with the CEO and CFO disclosures made during the certification processes relating to internal controls.

Material financial and other risks

•  On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

•  Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal audit function

•  Reviewed with management, the external auditor and internal audit, the charter, plans, activities and organizational structure of the internal audit function, with a view to internal audit’s effectiveness, objectivity and independence.

•  Reviewed the adequacy of resources of the internal audit function.

External auditors

•  Engaged with the external auditor and key related employees to assist, monitor and review the annual audit process.

•  Assessed the external auditor’s annual qualification report.

•  Reviewed the formal written statements of independence from the external auditor and assessed their independence, taking into account applicable auditor independence standards.

•  In accordance with the Corporation’s Pre-Approval for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

Significant compliance policies and procedures

•  Established and monitored both standard and confidential procedures for receiving complaints within the committee’s mandate.

•  Reviewed with the Chief Legal Officer and Chief Integrity Officer significant compliance policies, reviewed changes to the Corporate Disclosure Policy, the effectiveness of anti-fraud and anti-bribery laws and reviewed procedures relating to the communication of and compliance with the Corporation’s Code of Ethics.

•  Monitored and reviewed Nutrien’s foreign private issuer status.

Report of the HR&C Committee

Aaron W. Regent, Chair Maura J. Clark Miranda C. Hubbs Nelson L. C. Silva Keith G. Martell* * Until December 31, 2022. See page 35 for more information.

Human Resources & Compensation Committee. The board has determined that each member of the HR&C Committee is independent for the purposes of our board independence standards and within the meaning of NI 52-110 – Audit Committees. All of the members also have “human resources literacy” as defined in the HR&C Committee Charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules. Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee and no member of the HR&C Committee is currently CEO of a publicly-traded company.

Our HR&C Committee Charter is available on our website at www.nutrien.com.

The HR&C Committee has responsibility for the general oversight of human capital, including: (i) the Corporation’s executive compensation; (ii) broad-based employee compensation, retirement and benefit programs; (iii) executive development and

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succession; and (iv) staffing and learning/development. The Committee is also responsible for the oversight of Nutrien’s Equity, Diversity and Inclusion initiatives in our workforce, including Indigenous outreach efforts. The HR&C Committee’s effectiveness in guiding the Corporation on its Equity, Diversity and Inclusion initiatives is a factor that is taken into account as part of the annual performance evaluations of the HR&C Committee. This oversight supports the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value.

A summary of the HR&C Committee’s key responsibilities and activities in 2022 is set out below.

Key Responsibilities	Key Activities

Executive compensation

•  Reviewed the CEO’s performance and recommended his compensation with advice from our compensation consultant, WTW, to the independent members of the board for approval.

•  Reviewed and approved the compensation structure and evaluation process for other executive officers.

•  Reviewed and approved the Compensation Peer Group.

Compensation philosophy and governance

•  Assessed the compensation philosophy for 2022, and whether the executive compensation program aligns with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

•  Reviewed the independence of our compensation consultant, WTW.

•  Monitored executive officer compliance with mandatory equity ownership guidelines.

•  Reviewed a summary of labour relations activity.

Incentive and equity based compensation program

•  Approved the 2022 KPI Scorecard, monitored progress against the 2022 KPIs and associated projected payouts and approved annual incentive payouts for 2021 performance.

•  Reviewed and approved the payout in respect of the 2019 PSU awards.

•  Reviewed and approved the PSU metrics applicable to the 2022 PSU awards and the PSU Peer Group.

•  Reviewed and approved the 2022 long-term incentive grants.

•  Reviewed the design of Nutrien’s long-term incentive plan.

Retirement and benefit programs	• Reviewed a summary of the level and distribution of plan assets for each of the North American Pension and Savings plans, including recent investment returns relative to benchmarks.
Succession plan for senior executives	• Oversaw the CEO succession plan and search process. • Oversaw the succession plan for other senior executives. • Reviewed succession planning strategy and process.
Equity, iDiversity and Inclusion Program

•  Reviewed the effectiveness of diversity and inclusion initiatives, including Indigenous outreach efforts, and measured annual and cumulative progress made under it.

•  Monitored corporate law developments and best practices in the area of diversity and inclusion.

Disclosure of significant executive compensation information	• Reviewed and approved the executive compensation, and diversity and inclusion disclosures contained in this circular.
Executive compensation compliance	• Reviewed trends in executive compensation and oversaw compliance with applicable laws.

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Report of the S&S Committee

Miranda C. Hubbs, Chair Michael J. Hennigan Raj S. Kushwaha Consuelo E. Madere Nelson L. C. Silva

Safety & Sustainability Committee. The board has determined that each member of the S&S Committee is independent within the meaning of the board independence standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our S&S Committee Charter is available on our website at www.nutrien.com.

The S&S Committee has responsibility for the oversight of the Corporation’s activities as they relate to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable operations and the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value. This oversight includes the ongoing monitoring and development of the Company’s ESG strategy and incorporates safety, environmental stewardship, health, climate change related risks and opportunities, cybersecurity and data privacy. The S&S Committee directly reports to and advises the board on these matters.

Safety is an integral part of Nutrien’s Sustainability. While a component of sustainability, we have retained a specific reference to safety in the name of the S&S Committee and have also retained a significant focus on safety in the S&S Committee workplan given its importance as a Nutrien core value. In 2022, Nutrien was recognized as a 5-Star Energy and Resource Company for demonstrating a strong ESG program, a measurable environmental and social impact and a consistent health and safety policy.

During 2022, the S&S Committee oversaw the Corporation’s safety vision and strategy and reviewed the annual objectives relating to safety. It also continued to oversee the roll out of the Nutrien Way – a playbook and set of programs and practices that support and sustain workplace safety with a view to bring everyone home safely every day. Nutrien employees and board members participated in Nutrien’s Global 2022 Safety, Health and Environmental Virtual Summit which included six sessions highlighting various initiatives across the Corporation. The S&S Committee also provided oversight of Nutrien’s Serious Injury and Fatality (SIF) strategy and approach, which included the additional focus on injury and risk reduction efforts through technology and innovation. The S&S Committee also oversaw the review of the Nutrien Mental Health Strategy and programming, which is a fundamental element of the Corporation’s Culture of Care. The three phases of the program are (1) prevention: providing employees with an introduction, refresher and base understanding of mental health, (2) resourcing and sustainability: building and advancing knowledge and providing tools to sustain mental wellness, and (3) crisis support: focused on developing champions and targeting a percentage of the population on a volunteer basis for mental health first aid.

In 2022, the S&S Committee oversaw the ongoing assessment of Scope 3 emissions, the Corporation’s progress towards the full adoption of Task Force on Climate-related Financial Disclosures (TCFD) recommendations, and in consultation with the Audit Committee the Integrated Reporting Roadmap for disclosure and transition in anticipation of potential TCFD aligned requirements from securities regulators. Other notable sustainability efforts over the past year include oversight of the ongoing development of the organization’s ESG strategy, including Nutrien’s Feeding the Future Plan, which highlights six key sustainability commitments expected to be achieved by the year 2030, the Corporation’s annual Environment, Social and Governance Report (ESG Report), and the continuous review and assessment of the Corporation’s existing and new ESG targets, goals, and public commitments.

In addition, cybersecurity remains a focal point for the S&S Committee. The S&S Committee oversees the Corporation’s cybersecurity activities and policies, which includes oversight and assessment of our cybersecurity controls and of our approach to data privacy and governance in consultation with the Audit Committee. In 2022, Nutrien continued its cybersecurity efforts by the Corporation’s management including the renewal of the information security risk insurance policy and enhanced employee training on managing digital risks, including the prevention of ransomware attacks and corporate espionage, and including a cybersecurity module in our mandatory Code of Conduct annual training and focused training for groups within higher-risk business processes. We also added a component to our executive annual incentive compensation framework to include a performance metric for cybersecurity.

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A further summary of the S&S Committee’s key responsibilities and activities in 2022 is set out below.

Key Responsibilities	Key Activities
Significant policies and management systems within the committee’s mandate

•  Oversaw the evaluation of the safety and sustainability programs and initiatives based on five key areas of safety (Leadership Engagement and Accountability, Employee Engagement, Process Safety and Environmental Stewardship, SIF Prevention and Hazard Identification and site SHE Programs and Initiatives).

•  Oversaw the Nutrien Way playbook and Global 2022 Safety, Health and Environment Virtual Summit.

•  Reviewed the Process Safety Management program and new safety leading indicator process.

•  Reviewed safety and sustainability performance summaries to identify any performance issues.

•  Oversaw policies relating to safety and sustainability and progress towards sustainability goals.

•  Oversaw and approved Nutrien’s 2022 ESG Report.

•  Reviewed the safety and sustainability audit plan for the upcoming year.

•  Reviewed with management the safety and sustainability emergency response planning processes.

•  Attended three safety focused site visits.

Risk and compliance requirements that come within the committee’s mandate

•  Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments respecting safety, sustainability and process safety management matters.

•  Reviewed the risks, strengths and opportunities relating to safety and sustainability, including insurable risks, as well as potential climate-related impacts to the Corporation and its operating environment.

•  Reviewed disclosure containing significant information within the committee’s mandate.

•  Oversaw cybersecurity controls and risk in conjunction with the Audit Committee.

•  Worked in conjunction with stakeholders including the Executive Leadership Team, Crisis Management Team, Cybersecurity Team and the Major Incident Team to assess cybersecurity incidents, responses, recovery and training.

•  Oversaw Nutrien’s approach to data privacy and governance.

•  Oversight and review of investor engagement on ESG topics.

Director Compensation Program

Philosophy and Objectives

Nutrien’s director compensation program for our independent directors is designed to:

•	attract and retain board members with the necessary skills, perspectives, experience and expertise;

•	reflect the responsibilities, commitments and risks that accompany board membership; and

•	align the interests of our board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

See “Section Four: Executive Compensation” for information about our Compensation Peer Group and compensation paid to our executive director.	The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, WTW. Director compensation is generally targeted near the median of the Compensation Peer Group. In 2021, Nutrien approved the removal of committee member fees effective for the 2022 director compensation program. Prior to these recommended changes, there have been no changes to the director compensation program since the start of Nutrien in 2018.

Any executive director (i.e., a permanent CEO) participates in the Corporation’s executive compensation program and is not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

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Fees and Retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) and are currently as follows:

Annual Retainer	Fees Earned
Board Members
Board Member	$290,000
Board Chair	$550,000
Additional Retainer for Committee Positions
CG&N Committee Chair	$25,000
Audit Committee Chair	$25,000
HR&C Committee Chair	$25,000
S&S Committee Chair	$25,000

Directors’ Equity Ownership Requirements

Independent directors are expected to hold an amount equal to three times the board member annual retainer ($870,000) within five years of joining the board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met his or her equity ownership requirement, one-half of the board member annual retainer ($145,000) must be paid in DSUs. After that, one-quarter of the board member annual retainer must be paid in DSUs, with the remainder payable in cash or DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 23 for the equity ownership interests of each director nominated by Nutrien.

See page 62 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien’s DSU Plan

Directors can redeem their DSUs for cash only when they leave the board for an amount equal to the market value of the common shares at the time of redemption. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	• Authorizes the board to grant such number of DSUs to independent directors as it may determine.

Credit to DSU Account

•  DSUs granted to the director are credited to his or her DSU account.

•  The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter).

•  Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	• DSUs fully vest upon grant.

Redemption

•  Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

•  DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

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2022 Summary of Director Compensation

Director Summary Compensation Table

The following table sets out the compensation earned by each individual who served as an independent director of Nutrien during the year ended December 31, 2022 in their capacity as independent directors:

Director(1)	Fees Earned(2)	All Other Compensation	Total

Russell Girling	$ 550,000	Nil	$ 550,000

Christopher Burley	$ 290,000	Nil	$ 290,000

Maura Clark	$ 315,000	Nil	$ 315,000

Michael Hennigan(3)	$ 180,852	Nil	$ 180,852

Miranda Hubbs	$ 315,000	Nil	$ 315,000

Alice Laberge	$ 290,000	Nil	$ 290,000

Consuelo Madere	$ 315,000	Nil	$ 315,000

Keith Martell	$ 315,000	Nil	$ 315,000

Aaron Regent	$ 290,000	Nil	$ 290,000

Nelson Silva	$ 290,000	Nil	$ 290,000

Raj Kushwaha	$ 290,000	Nil	$ 290,000

Notes:

1	Mayo Schmidt did not receive compensation in 2022 as a board member.

2

Fees earned consists of the directors’ annual retainers and travel allowances paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2022 grants, the DSU grant date fair value was $103.85 (Q1), $83.85 (Q2), $86.26 (Q3) and $73.68 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

3	Mr. Hennigan’s annual retainer as a board member was prorated from May 17, 2022 until December 31, 2022.

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2022 as identified in the “Fees Earned” column of the director compensation table (above):

Director(1)	Board, Committee & Committee Chair Retainers	Board & Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Fees & Retainers Taken in DSUs	Total Fees & Retainers Taken in Cash	Grant Date Fair Value of Total Fees & Retainers Taken in DSUs(2)

Russell Girling	$550,000	Nil	$0	$550,000	100%	$0	$550,000

Christopher Burley	$290,000	Nil	$0	$290,000	50%	$145,000	$145,000

Maura Clark	$315,000	Nil	$0	$315,000	50%	$157,500	$157,500

Michael Hennigan	$180,852	Nil	$0	$180,852	75%	$45,213	$135,639

Miranda Hubbs	$315,000	Nil	$0	$315,000	50%	$157,500	$157,500

Alice Laberge	$290,000	Nil	$0	$290,000	50%	$145,000	$145,000

Consuelo Madere	$315,000	Nil	$0	$315,000	25%	$242,500	$72,500

Keith Martell	$315,000	Nil	$0	$315,000	25%	$236,250	$78,750

Aaron Regent	$290,000	Nil	$0	$290,000	100%	$0	$290,000

Nelson Silva	$290,000	Nil	$0	$290,000	50%	$145,000	$145,000

Raj Kushwaha	$290,000	Nil	$0	$290,000	50%	$145,000	$145,000

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Notes:

1	Mayo Schmidt did not receive an annual retainer or travel allowance in 2022 as a board member.

2	See note (2) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents.

Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2022 of DSUs granted to individuals who served as independent directors of Nutrien during 2022 in their capacity as independent directors:

Director(1)	Number of Unredeemed DSUs(2)	Market Value of Unredeemed DSUs(3)(4)

Russell Girling	132,725	$9,692,907

Christopher Burley	23,940	$1,748,338

Maura Clark	21,089	$1,540,130

Michael Hennigan	1,696	$123,859

Miranda Hubbs	28,684	$2,094,793

Alice Laberge	53,630	$3,916,599

Consuelo Madere	13,414	$979,624

Keith Martell	30,670	$2,239,830

Aaron Regent	40,440	$2,953,333

Nelson Silva	4,961	$362,302

Raj Kushwaha	4,210	$307,456

Notes:

1	Mayo Schmidt held 37,083 unredeemed DSUs, which have a market value of $2,708,171 as at December 31, 2022.

2	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.

3	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2022 and include DSUs credited as dividend equivalents.

4	Market value of unredeemed DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03.

DSU Awards – Value Vested or Redeemable During the Year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2022 for individuals who served as independent directors of Nutrien during 2022. The figures below are in reference to DSUs earned in their capacity as independent directors. DSUs are only redeemable when the director leaves the board.

Director(1)	DSUs – Value vested and earned during the year(2)(3)	DSUs – Value redeemed or redeemable during the year

Russell Girling	$682,064	Nil

Christopher Burley	$161,507	Nil

Maura Clark	$167,284	Nil

Michael Hennigan	$123,895	Nil

Miranda Hubbs	$179,871	Nil

Alice Laberge	$210,703	Nil

Consuelo Madere	$83,147	Nil

Keith Martell	$116,992	Nil

Aaron Regent	$310,683	Nil

Nelson Silva	$130,057	Nil

Raj Kushwaha	$128,813	Nil

Notes:

1	Mayo Schmidt’s DSUs have a vested value of $68,813.47 earned during the year (dividends only). Mr. Schmidt’s DSUs had an actual redeemable value during the year of $1,000,977.

2	The value of DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03.

3	Amounts reported consist of the value of DSUs that vested but were not redeemed as of December 31, 2022 and include DSUs credited as dividend equivalents.

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Section Four: Executive Compensation

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Message from the Chair of the HR&C Committee

Dear Shareholder:

On behalf of the Human Resources & Compensation (HR&C) Committee and the board, I offer these reflections on events in 2022 and how they factored into our approach to executive compensation.

The central role of the HR&C Committee is the general oversight of human capital, including the Corporation’s programs related to executive and employee compensation, retirement and benefits, as well as executive development, succession planning and employee recruitment, retention and learning/development. We also are responsible for the oversight of Nutrien’s strategic inclusion initiatives. Our oversight of these areas support the long-term viability of the Corporation, including our consideration relevant to the creation and preservation of long-term values.

Our Compensation Philosophy

The design and philosophy of our executive compensation program is anchored around our pay for performance culture. Our programs align directly to our business strategy, company culture and our people objectives. We believe in a descriptive compensation philosophy that provides the flexibility to attract, motivate and retain talent across our various markets, while aligning outcomes with the interests of our shareholders. Our programs are structured with a focus on sustainable performance using measures tied to safety, financial, operational and strategic performance, integrating with our ESG strategy.

The core elements of our compensation philosophy and program design remained unchanged during 2022 to continue to incentivize the delivery of strong financial performance while positioning the company for sustainable growth. We continue to evaluate and refine the most effective way to incorporate ESG metrics to reward progress in the three areas of focus of our sustainability strategy: 1. Feeding the planet sustainably. 2. Environment and climate action. 3. Inclusive agriculture.

Our Key Successes

Nutrien was not immune to the geopolitical events of 2022 that contributed to an unprecedented level of supply disruption and market volatility across agriculture, energy, and fertilizer markets. Despite these volatile conditions, we delivered adjusted EBITDA(1) of $12.2 billion (net earnings of $7.7 billion), our return on invested capital (ROIC)(1) rose to 26%, and we made significant progress on several strategic initiatives that support the future growth potential and sustainability of our business. Highlights include:

•

Nutrien Ag Solutions had another very strong year generating adjusted EBITDA(1) of $2.3 billion. We strategically procured crop input products in anticipation of supply chain challenges and increased our proprietary product sales, resulting in higher margins across all major product lines.

•

We made significant progress on our sustainable agriculture programs as we focused on delivering whole-acre solutions that generate environmentally-smart results at the farm. In 2022, we measured and baselined approximately one million sustainable and productive acres in North America and Australia.

•

Our Potash results highlighted the importance of having low-cost, flexible operations along with a reliable supply chain. In the first half of 2022, we sold record offshore volumes and achieved higher realized selling prices as global supply challenges led to increased demand from our customers. We adjusted our production plans in the second half as buyers in North America and Brazil limited purchases and destocked inventory.

•

We advanced work on our Next Generation initiatives that enhance the safety, reliability, and efficiency of our potash mines. Our most significant achievement in 2022 was to remove more employees from the active mining face by achieving over 8,000 employee hours of tele-remote and autonomous mining.

•	Our Nitrogen and Phosphate businesses benefited from higher global benchmark prices, a diverse product mix, and the advantaged cost position of our North American nitrogen plants.

•

Nutrien announced in November a special one-time recognition award. The purpose was to reward eligible employees for their extraordinary dedication, hard work, and focus on safety and integrity. We saw incredible contributions throughout the unprecedented circumstances of the previous year, and this was a way to express our appreciation and share in the financial success of the company.

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Strategic Inclusion Plan

Inclusion is not only one of our core values but is integrated in a meaningful way with safety, integrity, and our ability to achieve results. Our Strategic Inclusion Plan sets out our approach to inclusion at Nutrien leveraging all our past strengths while stretching us for further impact and leading practice.

The plan explains how we are prioritizing and building our own capability while focusing on our unique opportunities to achieve more equitable outcomes. Nutrien can contribute to more equitable outcomes through opportunities in our workforce, supply chain, community relations and investment and industry leadership.

A cornerstone of the Strategic Inclusion Plan is the newly restructured Inclusion Council. The Inclusion Council provides the accountability and support for the new plan, to have sustained impact throughout the enterprise and with our stakeholders.

The Inclusion Council executive sponsor is Ken Seitz, President & CEO. The Inclusion Council membership includes executive leadership from each business unit and functional area to create and lead inclusion action plans, developed in alignment with this global Strategic Inclusion Plan, for their respective organizations.

Our Executive Compensation Program

Consistent with our pay for performance compensation philosophy, 2022 executive compensation decisions were directly informed by our assessment of Nutrien’s financial, operational, sustainability and strategic performance. 2022 compensation changes included base salary increases for our Named Executive Officers (NEOs), outside of promotions, ranging from 3% to 5% in order to maintain market competitiveness. From a compensation program design perspective, 2022 marked the implementation of the long-term incentive plan which was redesigned in 2021. For executives, restricted share units (RSUs) were added to the long-term incentive mix with a 25% weighting in order to reduce the weighting on stock options and increase the retentive features of the program. Additionally, the performance share units (PSUs) granted in 2022 included a second performance metric, ROIC(1), which links a portion of long-term compensation to Nutrien’s stewardship of investor capital.

On August 8, 2022, Ken Seitz was appointed President & CEO. The announcement followed an extensive seven-month global search. This decision came after Ken held the role on an interim basis during which Nutrien’s strong performance led to record financial results, while also advancing the company’s strategic plan.

Jeff Tarsi, who was appointed Executive Vice President & President, Global Retail on September 1, 2022 and Mark Thompson, who was appointed EVP & Chief Commercial Officer on October 23, 2022 (formerly EVP & Chief Strategy and Sustainability Officer) were added as NEOs in 2022.

With the assistance of WTW, our independent compensation consultant, the HR&C Committee remains satisfied the executive compensation program at Nutrien has a sound governance structure, upholds our compensation philosophy, and is competitive in today’s market to attract and retain our management team.

We welcome shareholder input on our compensation programs. Though the Say on Pay vote is advisory and non-binding, we carefully consider the results and any feedback in future planning.

Yours sincerely,

Aaron W. Regent

Chair of the Human Resources & Compensation Committee

March 20, 2023

(1)	This is a non-IFRS measure, please see “Non-IFRS Financial Measures Advisory” on page 88.

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Compensation Discussion & Analysis

Named Executive Officers

The six named executive officers, or NEOs, of Nutrien and its subsidiaries for the year ended December 31, 2022 include our former Chief Executive Officer (CEO), our CEO, our Chief Financial Officer (CFO), and the next three highest-paid executive officers. The six NEOs are as follows:

NEO	Position

Ken Seitz(1)	President & Chief Executive Officer

Mayo Schmidt(2)	Former President & Chief Executive Officer

Pedro Farah	Executive Vice President & Chief Financial Officer

Noralee Bradley	Executive Vice President, External Affairs & Chief Sustainability & Legal Officer

Jeff Tarsi(3)	Executive Vice President & President, Global Retail

Mark Thompson(4)	Executive Vice President & Chief Commercial Officer

Notes:

1

Mr. Seitz was appointed as Interim President and Chief Executive Officer to the Corporation effective January 4, 2022. He was appointed President and Chief Executive Officer to the Corporation effective August 8, 2022; Mr. Seitz succeeded Mr. Schmidt.

2	Mr. Schmidt ceased to be President and Chief Executive Officer to the Corporation effective January 3, 2022.

3	Mr. Tarsi was appointed Executive Vice President and President, Global Retail to the Corporation effective September 1, 2022.

4	Mr. Thompson was appointed Executive Vice President & Chief Commercial Officer to the Corporation effective October 23, 2022.

Compensation Principles

As the world’s largest provider of crop inputs and services, Nutrien plays a leading role in cultivating solutions for growers to meet this challenge and support a new era of sustainable agriculture.

As a result, we need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

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The following principles guide the HR&C Committee and management in the design and administration of Nutrien’s executive compensation program, while supporting the core value of our compensation philosophy of pay-for-performance:

•	link to our business strategy and long-term value creation

•	achieve market competitiveness

•	align with good governance practices

•	mitigate compensation risk

•	assess internal pay equity

The following summarizes how we achieve our compensation principles, and highlights key risk-mitigating features incorporated into our processes and programs:

Compensation Design Features

•  Simple and transparent

•  Balance between fixed and variable compensation, with most executive total direct compensation at-risk

•  Level of fixed compensation to promote retention

•  Compensation frameworks and processes in place to provide guidance in pay decisions while supporting our commitment to pay equity and inclusion

•  Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

•  Multiple performance objectives to capture a broader view of absolute and relative performance

•  Multiple time horizons (from one to ten years) to balance the achievement of short and long-term performance and risk

•  The annual incentive plan, performance share units, restricted share units and stock options comprise the majority of executive compensation

•  Benchmark total direct compensation versus relevant peers while also considering internal equity

•  Post-retirement vesting of long-term incentive awards to encourage a long-term view of performance and risk

•  Apply judgment to address extenuating circumstances

Corporate Governance

•  HR&C Committee oversees all aspects of executive compensation to assess potential impact on business risk (including human resource risk)

•  HR&C Committee retains an external compensation consultant to provide independent advice

•  Recoupment Policy applies to incentive compensation

•  Mandatory executive equity ownership requirements

•  Anti-hedging policy that applies to directors and officers

•  Double trigger change in control provisions requiring both a change of control and termination of the executive are embedded in employment agreements and long-term incentive plans

•  Severance arrangements limited to two years

•  Review pay-for-performance sensitivity, payout modelling and back testing of compensation plan design

•  No stock option repricing or granting stock options at a discount

•  Shareholders have an annual “Say on Pay” vote

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Compensation Governance

The HR&C Committee reviews and recommends to the board the compensation philosophy, strategy and principles, and program design, as well as oversees the administration of executive compensation plans, policies and programs.

The HR&C Committee is composed of independent directors who have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, human resources management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience); (ii) involvement on board compensation committees of other entities; and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for board approval.

One of the primary purposes of the committee is to assist the board in fulfilling its oversight responsibilities for executive compensation. Together with the board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

The executive compensation elements of our committee’s charter focus on:

•  evaluating executives’ performance and recommending appropriate compensation in light of that performance;

•  overseeing the instruments that deliver pay-for-performance;

•  mitigating compensation risk; and

•  putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

HR&C Committee
Aaron W. Regent, Chair
Maura J. Clark
Miranda C. Hubbs Nelson L. C. Silva

To support the decision-making process, the HR&C Committee receives input from management and independent advice from external advisors. The HR&C Committee considers the data provided by and advice of their independent consultant, as well as many other factors. Ultimately, all decisions and recommendations to the board are the committee’s own.

The HR&C Committee assesses the CEO’s performance, and makes compensation recommendations for the CEO to the independent members of the board for approval. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation structure and evaluation process for these other executives.

WTW has been engaged by the HR&C Committee as their independent consultant since 2018. Below is a summary of the work that was conducted in 2022:

•	reviewed and confirmed Nutrien’s executive compensation philosophy;

•	completed a competitive compensation review for Nutrien’s executive positions;

•	evaluated the appropriateness of peer companies and metrics used in Nutrien’s compensation programs;

•	conducted an assessment of the risks inherent in Nutrien’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee;

•	supported the review of Nutrien’s proxy circular;

•	provided compensation support for CEO transition;

•	analyzed the pay-for-performance alignment for Nutrien’s CEO compensation; and

•	supported the design and administration of Nutrien’s executive supplemental pension arrangement.

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Other distinct teams at WTW serve as management’s consultant with respect to Nutrien’s pension and benefit programs. The following represents the fees billed in 2021 and 2022 for services provided to the HR&C Committee and to management:

	Billed 2022 ($)(1)	Billed 2021 ($)(1)

Director and Executive Compensation Related Fees(2)	$ 819,425	$931,136

All Other Fees	$ 3,984,886	$4,759,658

Total	$ 4,804,311	$5,690,794

Notes:

1	Fees incurred in Canadian dollars have been converted to U.S. dollars at a rate of $1.00 = CAD$1.3013 for 2022, $1.00 = CAD$1.2535 for 2021.

2	Includes DB and DC Enhanced Advisory Fees of $1,900,000 in 2022 that are paid by plan participants (DC) or via trust (DB).

The HR&C Committee is aware of the potential conflict of interest associated with the non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that WTW continues to provide the committee with impartial advice independent of direct or indirect influence of management. However, the committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2022 decision concerning the independence of WTW on the following:

•

members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided;

•	the executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided;

•

the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	WTW has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

Compensation Decision Processes

Q1

- Approve annual incentives and vested LTIP payouts for the previous year
- Approve base salary, long-term incentive grants and incentive targets for the current year
- Approve performance targets for the coming year
- Assess compensation risk, competitiveness, and pay-for-performance alignment
- Review and approve CD&A and compensation disclosure for inclusion in the management proxy circular

Q2

- Review employee diversity and inclusion strategy including annual cumulative progress
- Review and consider shareholder feedback from "Say on Pay" vote
- Review achievement against performance targets
- Review executive succession plan
- Review and monitor compliance with senior executives equity ownership guidelines

Q3

- Review trends in compensation governance
- Review and approve compensation philosophy and Compensation PSU Peer Groups
- Review achievement against performance targets

Q4

- Review achievement against performance targets
- Review independent compensation consultant independence
- Review and monitor compliance with senior executive equity ownership guidelines

The HR&C Committee follows a comprehensive process in its decision making which is outlined in the illustration presented here.

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Compensation Program Risk Management

We mitigate executive compensation risk through appropriate corporate governance oversight, executive compensation plan design (as outlined above) and corporate governance policies. We also motivate certain behaviors that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

As part of its mandate, the HR&C Committee:

•	actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•

governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•

retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment;

•	oversees a robust process to assess performance; and

•	considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C committee worked with WTW to conduct a compensation program risk assessment. The HR&C committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the corporation.

Specific corporate governance policies related to risk management include:

•

Recoupment Policy. Our Recoupment Policy allows for the discretionary recovery from a current or former executive officer of any excess incentive compensation granted or paid to the executive officer where the original award was contingent on the achievement of certain financial results that were later subject to a financial restatement by reasons of non-compliance with securities laws and the need for the restatement was caused by the executive officer’s intentional misconduct, dishonesty or fraud. As a foreign private issuer listed on the NYSE, Nutrien will develop and adopt new “clawback” policies by the required implementation date in accordance with the updated rules approved by the SEC in October 2022.

•

Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of six times salary for the President & CEO and one and a half to three times salary for our Executive Vice Presidents.

•

Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Compensation Framework

In accordance with our compensation philosophy, the salary, benefits, perquisites and retirement arrangements for executives provide the secure fixed compensation component necessary to attract and retain key executive talent. The combination of annual and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable/at-risk compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations. Our short term incentives are structured to integrate with our ESG strategy and address several environmental, social and governance topics including safety, inclusion, cyber security, and greenhouse gas emissions reductions. We continue to evaluate and refine the most effective way to incorporate ESG metrics within both our short term and long term incentive programs.

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Please see the below chart for an explanation of our executive compensation framework.

	Element	Objective	Design	Term	Form

Total Direct Compensation

Fixed

Short-Term	Base Salary	Attraction and retention tool to maintain competitiveness Reflect knowledge, skills and responsibilities of the executives	• Reviewed annually • Reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash

Variable / At Risk

Short-Term Incentives	Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•  Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•  Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•  Maximum upside opportunity of two times target incentive

				One year	Cash
Long-Term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance on an absolute basis and relative to peers

•  Represents 50% of long-term incentives

•  Performance multipliers are based on Total Shareholder Return (TSR) relative to PSU Peer Group (75% weighting) and Return on Invested Capital (25% weighting)

•  Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•  Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Restricted Share Units (RSUs)	Align the interests of executives and shareholders while promoting retention

•  Represents 25% of long-term incentives

•  Payouts are based on share price at the end of the restricted period

•  Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Stock Options	Align compensation with the creation of shareholder value	• Represents 25% of long-term incentives • Potential value based on increase in share price from the date of grant • Vest 25% per year over four years on anniversary date of grant	Ten years	Equity

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	Element	Objective	Design/Term/Form

Indirect Compensation

Fixed
Other Elements	Retirement Arrangements	Attraction and retention tools that reflect competitive market practice and focus on the well-being of the executives	• Defined Contribution/401(k) Plans with substantially the same terms as available to other employees • Supplemental retirement arrangements for top executives
	Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
	Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Compensation Peer Group

Nutrien benchmarks NEO compensation levels using a peer group of companies (the Compensation Peer Group).

The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer group. The criteria for inclusion in the Compensation Peer Group consists of:

✓	autonomous, publicly traded companies;

✓	companies in similar industries headquartered or with their executive team based in Canada or the U.S.; and

✓	companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and EBITDA.

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• Air Products and Chemicals, Inc. • Archer-Daniels-Midland Company • Cenovus Energy Inc. • CF Industries Holdings, Inc. • Corteva, Inc. • Deere & Company • Dow, Inc.	• DuPont de Nemours, Inc. • Ecolab Inc. • Enbridge Inc. • FMC Corporation • Freeport-McMoRan Inc. • LyondellBasell Industries N.V. • Newmont Corporation	• PPG Industries, Inc. • Suncor Energy Inc. • The Mosaic Company • The Sherwin Williams Company • TC Energy Corporation

In 2022, the HR&C Committee approved no changes to the Compensation Peer Group. The Compensation Peer Group will inform 2023 compensation decisions.

Overall, Nutrien targets the 50th percentile of the target total direct compensation (salary plus annual and long-term incentives at target) of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents, their particular expertise relative to market and internal pay equity. As an additional point of reference, as appropriate and for select roles, Nutrien also considers prevailing general industry pay levels in its local talent markets.

Nutrien AGM Circular 2023	65

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill set of the individual executives. The table below outlines base salaries as at December 31, 2022.

NEO(1)	Position	Currency	2022	2021	Percentage Change

Ken Seitz(2)	President & Chief Executive Officer	CAD	$1,150,000	-	-

Pedro Farah	Executive Vice President & Chief Financial Officer	CAD	$1,024,850	$995,000	3%

Noralee Bradley	Executive Vice President, External Affairs & Chief Sustainability & Legal Officer	CAD	$803,250	$765,000	5%

Jeff Tarsi(3)	Executive Vice President & President, Global Retail	USD	$641,700	-	-

Mark Thompson(4)	Executive Vice President & Chief Commercial Officer	CAD	$650,000	-	-

Notes:

1	Mayo Schmidt was the former President and Chief Executive Officer to the Corporation from April 18, 2021 to January 3, 2022. Mr Schmidt was paid US$1,275,000 in 2022.

2

Mr. Seitz was appointed as Interim President and Chief Executive Officer to the Corporation effective January 4, 2022. He was appointed President and Chief Executive Officer to the Corporation effective August 8, 2022; Mr. Seitz succeeded Mr. Schmidt.

3	Mr. Tarsi was appointed Executive Vice President and President, Global Retail to the Corporation effective September 1, 2022.

4	Mr. Thompson was appointed Executive Vice President and Chief Commercial Officer to the Corporation effective October 23, 2022.

Annual Incentive Plan

Our Annual Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each NEO’s annual incentive opportunity is determined by performance in up to three components, with an emphasis on key operating and financial metrics:

1.	SHE performance at the corporate level (all NEOs) and operating segment level (Jeff Tarsi only);

2.	Nutrien corporate performance reflecting results against both financial and strategic metrics that integrate Nutrien’s environmental, social and governance related metrics (all NEOs); and

3.	Operating segment performance (Mr. Tarsi only).

New for the 2022 plan year, the individual performance component has been removed, offset by an increased weighting of the Nutrien corporate performance component. This change strengthens our pay for performance alignment and is driven by our belief that individual executive performance is assessed most effectively by reference to overall company and operating segment performance.

The HR&C Committee and the board have the ability to apply informed judgment to adjust outcomes based on market, operational and other realities that may not have been contemplated in the scorecard formula.

66	Nutrien AGM Circular 2023

Performance Component(1)	Seitz	Farah	Bradley	Tarsi	Thompson	Performance Metrics

Nutrien	✓	✓	✓	✓	✓	• SHE Site Effectiveness Index • Total Recordable Injury Frequency (TRIF) • Lost Time Injury Frequency (LTIF) • Environmental Incident Frequency (EIF)
Retail				✓

Financial & Strategic	✓	✓	✓	✓	✓

•  Adjusted Net Earnings Per Share(2)

•  Adjusted Cash from Operations(2)

•  Cash Selling, General and Administrative Expenses (excluding Retail)(2)

•  Execution and Delivery of Strategic Growth Initiatives, Portfolio Optimization and ESG Initiatives(3)

Retail				✓		• Retail Adjusted EBITDA • Retail Cash Operating Coverage Ratio(2) • Retail Adjusted Average Working Capital to Sales(2) • Proprietary Gross Profit • Investment and Project Delivery

Notes:

1	Mr. Schmidt satisfied the SHE Nutrien and Corporate Financial & Strategic components.

2

We use non-IFRS financial measures or non-IFRS ratios to provide transparent and useful supplemental information in our financial statements, which are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board unless otherwise stated. These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Certain non-IFRS financial measures are used to measure financial performance, financial condition, liquidity and settle executive compensation. See page 88 for more information.

3

Strategic KPIs in 2022 represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan. Metrics include strategic growth, investment and portfolio optimization initiatives as well as ESG initiatives including diversity hiring and reduction of greenhouse gas emissions.

Target Annual Incentive Opportunity

The table below outlines the annual incentive targets as at December 31, 2022 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

		2022 Annual Incentive		Performance Component Weighting

NEO(1)	2022 Salary(2)	Target (% of Salary)	Target(3)	SHE	Corporate	Operating Segment

Ken Seitz	$828,777	125%	$1,027,002	10%	90%	0%

Pedro Farah	$781,421	90%	$703,279	10%	90%	0%

Noralee Bradley	$609,384	75%	$457,038	10%	90%	0%

Jeff Tarsi	$622,476	90%	$551,849	11.5%	56.5%	32%

Mark Thompson	$384,916	75%	$288,687	10%	90%	0%

Notes:

1

Mayo Schmidt’s salary in 2022 was $29,423, which was prorated to reflect his departure date of January 3, 2022. His 2022 annual incentive target was $41,192, which equaled to 140% of his salary. Mr. Schmidt’s performance component weighting consisted of 10% SHE, 90% Corporate, and 0% Operating Segment.

2	Actual salary earned in 2022. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2022 average annual exchange rate of $1.00 = CAD$1.3013.

3	2022 Annual incentive target opportunities for Mr. Seitz and Mr. Tarsi are based on blended NPI % targets as a result of promotions.

Nutrien AGM Circular 2023	67

2022 Annual Incentive Plan Decisions

2022 Safety, Health & Environment (SHE) Results

As part of Nutrien’s purpose-driven culture, we strive to uphold the highest safety standards, develop respectful and positive relationships with our employees and external stakeholders, promote responsible procurement, and contribute positively to society as a whole. Safety is a core value at Nutrien ensuring everyone goes “Home safe every day”. Achieving our safety vision is an ongoing journey, not a destination. Nutrien’s “Culture of Care” is deliberate and starts with our people leaders while extending to everyone involved in Nutrien operations including our growers and customers.

Nutrien continues to make positive advances towards our global commitments to achieve top quartile SHE performance (all operating segments by 2025), zero serious injury and fatality incidents annually, expand safety coaching into performance conversations and develop a loss of containment strategy.

•

SHE Site Effectiveness Index metric supports our SHE Strategy by evaluating the effectiveness in multiple proactive safety activities at the site level. Activities are captured across five key categories including Leadership and Accountability, Employee Engagement, Hazard identification and SIF Prevention, Environmental Stewardship and Process Safety and Site SHE Program and Initiative Implementation.

•	Total Recordable Injury Frequency (TRIF) measures the total number of recorded injuries per 200,000 hours worked.

•	Lost-Time Injury Frequency (LTIF) measures the number of injuries resulting in lost time per 200,000 hours worked.

•	Environmental Incident Frequency (EIF) measures the number of environmental incidents per 200,000 hours worked.

Corporate SHE Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2022 Score	Weighting	Weighted Score

Site SHE Effectiveness Index	50%	100%	200%	146%	146%	50%	73%

Total Recordable Injury Frequency (TRIF)	1.52	1.18	0.95	1.16	109%	16.7%	18%

Lost Time Injury Frequency (LTIF)	0.44	0.32	0.25	0.24	200%	16.6%	34%

Environmental Incident Frequency (EIF)	0.10	0.07	0.05	0.09	67%	16.7%	11%

Corporate SHE Score							136%

Retail SHE Score							121%

2022 Corporate and Operating Segment Results

We ensure our NEOs compensation is aligned with the interests of our shareholders by establishing financial and strategic metrics supporting Nutrien’s longer term success.

•	Corporate Objectives: Financial

¡	Adjusted Net Earnings Per Share(1) closely measures near-term shareholder value creation and serves to align executive interests with those of shareholders.

¡

Adjusted Cash from Operations(1) measures the strength and performance of our operations and serves to focus executives on ensuring strong cash generation from Nutrien’s core business to maintain and grow the company.

¡	Cash Selling, General and Administrative Expenses (excluding Retail)(1) governance ensures executives continued focus on cost control and management of Corporate overhead.

•	Corporate Objectives: Strategic

¡

Execute and deliver on strategic growth initiatives, portfolio optimization and ESG initiatives including diversity and reduction of greenhouse gas emissions. These strategic metrics represent outcome based, in-year activities that contribute to the achievement of Nutrien’s longer-term Strategic Plan.

•

Operating Segment Objectives for Retail are listed on page 66, and include adjusted EBITDA(1), retail cash operating coverage ratio(1), retail adjusted average working capital to sales(1), proprietary gross profit and investment and project related metrics.

68	Nutrien AGM Circular 2023

Corporate Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2022 Score	Weighting	Weighted Score

Adjusted Net Earnings Per Share (US$/share)(1)	$8.20	$9.85 - $11.15	$12.75	$13.19	200%	22.2%	44.4%

Adjusted Cash from Operations (US$ millions)(1)	$6,000	$6,950 - $7,650	$8,600	$6,561	80%	22.2%	17.8%

Cash Selling, General &Administrative Expenses (excluding Retail) (US$ millions)(1)	$340	$320	$300	$314	130%	11.1%	14.4%

Financial Performance Indicators					137%	55.5%	77%

Strategic Performance Indicators(2)					135%	44.5%	60%

Corporate Score							137%

Retail Business Unit Score							141%

Notes:

1	This is a non-IFRS measure, please see “Non-IFRS Financial Measures Advisory” on page 88.

2

Strategic performance indicators, as described starting on page 66, ensure we align our NEO compensation with the execution of Nutrien’s strategy in support of our longer term success. We had excellent performance related to these strategic metrics in 2022. Success was linked to the advancement of key strategic initiatives across the organization to align with Nutrien’s strategic goals. This included strong execution in our diversity hiring, employee engagement in decreasing our cybersecurity risk, exceptional results on strategic proprietary gross profit growth in Retail, and progress in execution of greenhouse gas emission reduction projects supporting Nutrien’s 2030 sustainability commitments. Additionally, some progress was made related to our Potash automation and borer productivity capabilities supporting safe, efficient and flexible mining operations.

2022 Annual Incentive Payouts

The table below outlines actual annual incentive payouts as at the year ending December 31, 2022 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

NEO(1)	2022 Salary(2)	Target Incentive (% of salary)	SHE Performance		Corporate Performance		Business Unit Performance		Overall Score (%) of Target	2022 Annual Incentive Payout(3)
			Weight	Score	Weight	Score	Weight	Score

Ken Seitz	$828,777	125%	10%	136%	90%	137%	0%	0%	137%	$1,403,317

Pedro Farah	$781,421	90%	10%	136%	90%	137%	0%	0%	137%	$962,789

Noralee Bradley	$609,384	75%	10%	136%	90%	137%	0%	0%	137%	$625,685

Jeff Tarsi	$622,476	90%	11.5%	126%	56.5%	137%	32%	141%	137%	$756,116

Mark Thompson	$384,916	75%	10%	136%	90%	137%	0%	0%	137%	$395,212

Notes:

1

Upon Mr. Schmidt’s departure, as part of his severance package, the annual incentive payout was made to Mr. Schmidt in accordance with the terms of his employment and represented target annual incentive for 2022, prorated to reflect the three day period of service in 2022. See note (1) to the Summary Compensation Table below. Mr. Schmidt’s 2022 salary was $29,423.

2	Actual salary earned in 2022. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2022 average annual exchange rate of $1.00 = CAD$1.3013.

3	2022 Annual incentive payouts for Mr. Seitz and Mr. Tarsi are based on blended NPI % targets as a result of promotions.

Nutrien AGM Circular 2023	69

Long-Term Incentive Program

The long-term incentive (LTI) program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of Performance Share Units (PSUs), Restricted Share Units (RSUs) and Stock Options. See “Schedule A – Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2022 long-term incentive awards.

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive program supports a balanced approach to risk management.

Performance Share Units (PSUs)

The PSUs cliff vest and are settled in cash at the end of three years, contingent on achievement of predetermined performance conditions over the three-year performance period.

For grants issued in 2022, two performance measures were applied:

•

Relative Total Shareholder Return (TSR) (75% weighting). At the end of the three-year performance period, Nutrien’s TSR performance is compared to that of the PSU Peer Group (discussed below). Performance is assessed over the full three-year performance period to determine the performance multiplier. The graph below illustrates the performance range and multiplier that can range from 0 to 200 percent of target.

•  No PSUs will pay out if Nutrien’s TSR is below the 25th percentile.

•  The maximum performance multiplier is 200 percent of target, which is earned when the performance is at or above the 75th percentile.

•  If Nutrien’s TSR is negative over the performance measurement period, the performance multiplier is capped at 100 percent.

•

Absolute Return on Invested Capital (ROIC)(1) (25% weighting). ROIC performance is measured against Nutrien’s Weighted Average Cost of Capital (WACC). Performance is assessed at the end of each year, with the resulting three years averaged over the performance period to determine the multiplier. The table below illustrates the performance range and multiplier that can range from 0 percent to 200 percent of target.

70	Nutrien AGM Circular 2023

Performance Multiplier Applied on PSU Vesting Date	ROIC(1) Achieved – Annual ROIC averaged over a 3-year Period (Simple Average)

0%	ROIC < 3-year average WACC

Threshold (50% Achievement)	ROIC = 3-year average WACC

Target (100% Achievement)	ROIC = 3-year average WACC + 0.5% Premium

Maximum (200% Achievement)	ROIC = 3-year average WACC + 5.0% Premium

Notes:

1	This is a non-IFRS measure, please see “Non-IFRS Financial Measures Advisory” on page 88.

Dividend equivalents accrue and are cash settled at the end of the performance period. The multiplier and vesting conditions apply to both the original grant and dividend equivalents at payout.

PSU Peer Group

Given the diverse nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓ companies in the fertilizer or agricultural industries;

✓ companies with comparable enterprise value; and

✓ companies that have a similar risk profile.

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences. The PSU Peer Group was reviewed in 2022 and no changes were made.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

The PSU Peer Group utilized for the 2022 grant was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Corteva, Inc.	• Deere & Company • FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated • ICL Group Ltd.	• K+S Aktiengesellschaft • Sociedad Quimica y Minera • The Mosaic Company • Yara International ASA

Restricted Share Units (RSUs)

RSUs are settled in cash at the end of the three-year restricted period. Dividend equivalents accrue and are also cash settled at the end of the restricted period. The vesting conditions apply to both the original grant and dividend equivalents at payout.

Stock Options

Stock options align our executives with the expectations of shareholders as any value realized is dependent on an increase in Nutrien’s share price. They are long-term in nature, with a ten-year term and vesting period over four years which also encourages retention.

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2022 PSU, RSU and Stock Option Grants

During 2022, Nutrien granted long-term incentives to the following NEOs:

		Long-Term Incentive Mix			Number Granted

NEO	Target Award Value (% of salary)	Performance Share Units	Stock Options	Restricted Share Units	Performance Share Units(1)		Stock Options(2)	Restricted Share Units(1)

Ken Seitz	650%	50%	25%	25%	38,650	(3)	53,367	25,007	(4)

Pedro Farah	275%	50%	25%	25%	14,968		29,278	7,484

Noralee Bradley	250%	50%	25%	25%	10,462		20,464	5,231

Jeff Tarsi	250%	50%	25%	25%	24,265	(5)	12,837	6,986	(6)

Mark Thompson	250%	50%	25%	25%	7,522		14,713	3,761

Notes:

1	Number of PSUs and RSUs granted was based on Nutrien’s average share price for the month of December 2021 on the NYSE of $71.44.

2	Number of stock options granted was based on the volume weighted average NTR-NYSE share price of $76.09 on February 11, 2022 and the option value ratio used for financial reporting purposes of 24%.

3

In connection with Mr. Seitz’s President and Chief Executive Officer role effective August 8, 2022, Mr. Seitz was granted an additional 11,366 PSUs based on Nutrien’s share price on August 8, 2022 on the NYSE of $85.53.

4

In connection with Mr. Seitz’s President and Chief Executive Officer role effective August 8, 2022, Mr. Seitz was granted an additional 11,366 RSUs based on Nutrien’s share price on August 8, 2022 on the NYSE of $85.53.

5

On August 18, 2021, Mr. Tarsi was awarded a one-time transitional 2022 LTIP grant which equated to 13,998 PSUs in recognition of his role and responsibilities related to global retail strategy. Effective September 1, 2022, Mr. Tarsi was appointed to Executive Vice President and President, Global Retail and was granted 3,704 PSUs based on Nutrien’s share price on September 1, 2022 on the NYSE of $89.76.

6

In connection with Mr. Tarsi’s appointment to Executive Vice President and President, Global Retail effective September 1, 2022, Mr. Tarsi was granted 3,704 RSUs based on Nutrien’s share price on September 1, 2022 on the NYSE of $89.76.

Management Equity Ownership Requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. Effective 2022, Nutrien’s LTI mix included 50% PSUs, 25% RSUs and 25% stock options. With the addition of RSUs to the executive LTIP Mix, the new equity ownership calculation includes unvested RSUs, common shares, and one-third of unvested PSUs tracking at or above target for PSUs granted on or before 2021. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of PSUs and RSUs is based on market value. Stock options do not count towards the equity ownership requirements. The HR&C Committee reviews the equity ownership of senior executives on a semi-annual basis. All of our NEOs are in compliance with their equity ownership requirements.

See page 62 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

The following table sets out the equity ownership interests of applicable NEOs as at March 15, 2023:

	Equity Ownership Requirement(1)		Equity Ownership		NEO’s Equity-at-Risk(2)

NEO	Multiple of Base Salary	2022 Ownership Requirement(3)	Common Shares (#)	Eligible Share-Based Awards (#)(4)	Common Shares	Share-Based Awards (#)(4)	Total Equity Ownership	Multiple of Base Salary

Ken Seitz	6x	$5,008,020	33,123	49,543	$2,417,317	3,615,651	$6,032,967	7.2

Pedro Farah	3x	$2,231,508	26,225	14,530	$1,913,901	1,060,404	$2,974,304	4.0

Noralee Bradley	3x	$1,748,997	6,302	10,250	$459,920	748,020	$1,207,940	2.1

Jeff Tarsi	3x	$1,925,100	674	12,970	$49,189	946,586	$995,774	1.6

Mark Thompson	3x	$1,415,310	8,185	7,811	$597,341	570,081	$1,167,423	2.5

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Notes:

1	Executive officers have five years to comply with equity ownership requirements.

2	Based on Nutrien’s closing share price on the NYSE on March 15, 2023 of $72.98.

3	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on March 15, 2023 of $1.00 = CAD$1.3778.

4	Amounts reported include eligible share-based awards credited as dividend equivalents.

Total Shareholder Return – Share Performance Graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of CAD$100 in our common shares on their first day of trading, January 2, 2018 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same five-year period. Long-term incentives represent a significant portion of our NEOs compensation, where the value realized is tied directly to share price performance.

Cost of Management Ratios

The cost of management ratio expresses the total compensation paid or awarded to the NEOs (including the CEO) as disclosed in the three-year Summary Compensation Table, as a percentage of net earnings and market capitalization of the Corporation.

	2022	2021	2020

Total compensation reported for the named executives ($ millions)(1)	23	44	28

Net Earnings ($ millions)	7,687	3,179	459

Market Capitalization ($ millions)	37,044	41,923	27,416

Cost of Management Ratio (based on Net Earnings)	0.30%	1.40%	6.18%

Cost of Management Ratio (based on Market Capitalization)	0.06%	0.11%	0.10%

Notes:

1	Total NEO compensation as set forth in the management proxy circular for that year.

Nutrien AGM Circular 2023	73

2022 Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by our NEOs for services rendered in all capacities during 2022, 2021, and 2020. Nutrien maintains executive compensation in its home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars). All figures, however, are reported in U.S. dollars unless otherwise indicated. Specific aspects of this compensation are dealt with in further detail in the tables and notes on the following pages:

NEO(1)	Position	Year	Salary(2) ($)	Share-based Awards(3)(4) ($)	Option based Awards(5) ($)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans ($)	Pension Value(6) ($)	All Other Compensation(7) ($)	Total Compensation(8) ($)

Ken Seitz	President & CEO from August 8, 2022(9)	2022	828,777	4,694,067	944,468	1,403,317	837,378	16,779	8,724,786
		2021	676,826	1,246,592	791,139	1,019,980	432,206	15,477	4,182,220
		2020	596,481	2,763,869(10)	768,295	700,485	314,642	18,615	5,162,387

Pedro Farah	EVP & CFO	2022	781,421	1,655,610	518,150	962,789	425,499	37,964	4,381,434
		2021	789,482	1,221,746	1,060,622	1,277,184	475,080	49,409	4,873,523
		2020	726,961	903,722	1,030,000	910,081	418,562	39,018	4,028,344

Noralee Bradley	EVP, External Affairs & Chief Sustainability & Legal Officer	2022	609,384	1,157,202	362,164	625,685	333,887	36,429	3,124,751
		2021	607,069	854,396	741,697	818,406	341,009	68,464	3,431,041
		2020	451,662	1,423,518	Nil	588,629	239,799	55,490	2,759,098

Jeff Tarsi	EVP & President, Global Retail from September 1, 2022(11)	2022	622,476	2,304,449	227,184	756,116	118,884	5,126	4,034,235

Mark Thompson	EVP & CCO from October 23, 2022(12)	2022	384,916	832,008	260,385	395,212	234,619	56,233	2,163,373
		2021	429,147	598,077	519,182	917,623(13)	335,742	57,132	2,856,903
		2020	335,520	342,261	388,948	319,717	176,854	44,499	1,606,799

Notes:

1

Mayo Schmidt was the former President and Chief Executive Officer of the Corporation from April 18, 2021 to January 3, 2022. Mr. Schmidt’s total compensation in 2021 was $9,381,500, which was made up of a salary of $882,692, share-based awards of $5,632,763, non-equity incentive plan compensation of $2,273,815, compensatory pension value of $509,674, and other compensation of $82,556, which includes $30,989 of tax planning services received in 2021.

Mr. Schmidt’s annual incentive payment of $2,273,815 was prorated from April 18, 2021 to December 31, 2021.

Mr. Schmidt’s total compensation in 2022 was $31,860, which was made up of a salary of $29,423, compensatory pension value of $1,360, and other compensation of $1,077.

Total compensation amount excludes severance payments in respect to Mr. Schmidt’s termination. Severance payments made in 2022 relating to Mr. Schmidt’s departure, which the board determined to be a termination without cause under the terms of Mr. Schmidt’s employment, are equal to:

•

Severance equal to annual salary for the period from January 4, 2022 to April 18, 2023 (the Severance Period), target annual incentive for the Severance Period, and a 2022 target annual incentive for three days of service in 2022 ($3,955,560); and

•	Contributions the Corporation would have made to DC Plan and for DB SERP service credit, as well as cost of benefits, for the Severance Period ($878,733).

Further details on the severance entitlements of Mr. Schmidt are provided under “Employment Agreements, Termination and Change in Control Benefits” below.

74	Nutrien AGM Circular 2023

2	Amounts reported represent the actual salary amount paid to NEOs in the years indicated.

3

Amounts reported for 2022, 2021 and 2020 represent the grant date fair value of PSUs awarded in 2022, 2021 and 2020. Grant date fair value reflects the number of PSUs/RSUs granted multiplied by the volume weighted average price for the trading day prior to the grant date. The values shown are derived at a point in time and will be different than the value upon vesting. As such, the 2022, 2021 and 2020 PSU/RSU awards are reported on this basis. See page 75 for the value of outstanding PSU/RSU awards at December 31, 2022.

	Grant Value

Assumptions	2022	2021	2020

Grant date fair value	$73.74	$56.62	$42.23

Expected life in years	3	3	3

Accounting fair value	$86.62	$69.81	$41.88

4	In connection with Mr. Seitz’s President and Chief Executive Officer role effective August 8, 2022, Mr. Seitz was awarded 2022 PSUs and RSUs valued at $1,944,202 at time of grant.

On August 18, 2021, Mr. Tarsi’s was awarded a one-time transitional 2022 LTIP grant valued at $1,000,000 at time of grant in recognition of his promotion to Senior Vice President, Global Retail Strategy. Effective September 1, 2022, Mr. Tarsi was appointed to Executive Vice President and President, Global Retail and was awarded PSUs and RSUs valued at $665,000 at time of grant.

5

Amounts reported for 2022, 2021 and 2020 represent the grant date fair value of stock options awarded in 2022, 2021 and 2020 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. As such, the 2022, 2021, and 2020 stock option awards are reported on this basis. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See page 75 “Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2022.

	Grant Value

Assumptions	2022	2021	2020

Share price on date of grant	$73.74	$56.62	$42.23

Expected life in years	8.5	8.5	8.5

Expected volatility	30%	29%	29%

Expected annual dividend yield	2.45%	3.22%	4.36%

Option value ratio	24%	19%	16%

6	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

7

Amounts reported represent all perquisites and include items such as car allowance, financial planning, vacation payout and executive medicals. In 2022, 2021 and 2020, Mrs. Bradley received $25,569, $52,987 and $43,807 of relocation services and Mr. Thompson received $22,165, $5,229 and $15,988 of relocation services.

8

For 2022, 2021, and 2020 cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at the average annual exchange rate of and $1.00 = CAD$1.3013, $1.00 = CAD$1.2535, and $1.00 = CAD$1.3412, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2022, 2021, and 2020 Bank of Canada exchange rates on December 31 of and $1.00 = CAD$1.3544, $1.00 = CAD$1.2678, $1.00 = CAD$1.2732, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate.

9

Mr. Seitz was appointed EVP & CEO of Potash from October 1, 2019 to January 3, 2022. He was then appointed as interim President and Chief Executive Officer of the Corporation effective January 4, 2022; Mr. Seitz succeeded Mr. Schmidt.

10

In October 2019, Mr. Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. In order to compensate him for the market value of his unvested long-term incentive awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant in 2020 of PSUs valued at $2,353,520.

11

Mr. Tarsi was appointed Senior Vice President of North American Operations August 12, 2019. Effective January 4, 2022, Mr Tarsi was appointed Interim President, Global Retail. He was then appointed Executive Vice President and President, Global Retail of the Corporation, effective September 1, 2022.

12

Mr. Thompson was appointed Executive Vice President, Chief Strategy and Sustainability Officer from June 2, 2021 to October 22, 2022. He was then appointed Executive Vice President and Chief Commercial Officer of the Corporation, effective October 23, 2022.

13	In 2022, Mr. Thompson received a one-time recognition bonus of $358,995 for expanded responsibilities beginning in 2020.

Nutrien AGM Circular 2023	75

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2022:

	Option-Based Awards					Shared-Based Awards
NEO(1)	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise Price ($)	Options Expiration Date	Aggregate Value of Unexercised In the- Money Options ($)	Share Based Awards Grant Date	Number of PSUs that have not Vested(2) (#)	Market Value of PSUs that have not Vested (Performance to Date)(2)(3) ($)	Market Value of PSUs that have not Vested (Target Performance) (2)(3) ($)	Payout Value of PSUs that have Vested and are not Paid Out(2)(4) ($)	Number of RSUs that have not Vested(2) (#)	Market Value of RSUs that have not Vested (Target Performance) (2)(3) ($)	Payout Value of RSUs that have Vested and are not Paid Out(2) ($)

Ken Seitz	18-Feb-20	85,280	42.23	18-Feb-30	2,626,624	18-Feb-20	Nil	Nil	Nil	3,386,278	Nil	Nil	–
	17-Feb-21	73,541	56.62	17-Feb-31	1,206,808	17-Feb-21	16,837	1,057,484	1,229,633	-	Nil	Nil	–
	16-Feb-22	53,367	77.50	16-Feb-32	Nil	16-Feb-22	39,299	2,984,814	2,870,014	-	25,427	1,856,932	–

	Total	212,188			3,833,432	Total	56,136	4,042,298	4,099,646	3,386,278	25,427	1,856,932	Nil

Pedro Farah	19-Feb-19	23,013	53.54	19-Feb-29	448,523	18-Feb-20	Nil	Nil	Nil	1,107,235	Nil	Nil	–
	18-Feb-20	76,219	42.23	18-Feb-30	2,347,545	17-Feb-21	22,572	1,022,022	1,648,423	-	Nil	Nil	–
	17-Feb-21	73,943	56.62	17-Feb-31	1,213,405	16-Feb-22	15,219	689,112	1,111,471	-	7,610	555,736	–
	16-Feb-22	29,278	77.50	16-Feb-32	Nil

	Total	202,453			4,009,473	Total	37,791	1,711,134	2,759,894	1,107,235	7,610	555,736	Nil

Noralee Bradley	17-Feb-21	51,709	56.62	17-Feb-31	848,545	18-Feb-20	Nil	Nil	Nil	1,548,629	Nil	Nil	–
	16-Feb-22	20,464	77.50	16-Feb-32	Nil	17-Feb-21	15,785	991,391	1,152,780	-	Nil	Nil	–
						16-Feb-22	10,638	807,946	776,871	-	5,319	388,436	–

	Total	72,173			848,545	Total	26,423	1,799,338	1,929,652	1,548,629	5,319	388,436	Nil

Jeff Tarsi	19-Feb-19	9,112	53.54	19-Feb-29	177,593	18-Feb-20	Nil	Nil	Nil	346,399	Nil	Nil	–
	18-Feb-20	23,846	42.23	18-Feb-30	734,457	17-Feb-21	7,072	320,229	516,498	-	Nil	Nil	–
	17-Feb-21	23,892	56.62	17-Feb-31	392,068	16-Feb-22	24,673	1,117,137	1,801,834	-	7,103	518,756	–
	16-Feb-22	12,837	77.50	16-Feb-32	Nil

	Total	69,687			1,304,117	Total	31,745	1,437,366	2,318,332	346,399	7,103	518,756	Nil

Mark Thompson	19-Feb-19	3,854	53.54	19-Feb-29	75,114	18-Feb-20	Nil	Nil	Nil	418,111	Nil	Nil	–
	18-Feb-20	28,782	42.23	18-Feb-30	886,486	17-Feb-21	11,050	500,307	806,946	-	Nil	Nil	–
	17-Feb-21	36,196	56.62	17-Feb-31	593,976	16-Feb-22	7,648	346,306	558,557	-	3,824	279,279	–
	16-Feb-22	14,713	77.50	16-Feb-32	Nil

	Total	83,545			1,555,576	Total	18,698	846,612	1,365,504	418,111	3,824	279,279	Nil

76	Nutrien AGM Circular 2023

Notes:

1

On May 17, 2021, Mayo Schmidt was granted 37,181 PSUs that have not vested. The market value of the PSUS that have not vested based on performance to date is $2,335,212 and based on target performance is $2,715,363.

2	Includes PSUs and RSUs credited as dividend equivalents.

3

The 2021 and 2022 PSU grants reflect the market value of PSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03 and tracking performance to December 31, 2022 (as applicable). The 2022 RSU grants reflect the market value of RSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03.

4

PSUs granted that matured in 2022 were paid out in March 2023 based on Nutrien’s average share price for the month of December 2022 on the NYSE of $75.43 and the performance multiplier of 62% for the period based on Nutrien performance for 2022, 2021, and 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2022:

	Option-based Awards			Share-based Awards
NEO(1)	Grant Date	Number Vested(2) (#)	Value Vested or Earned During the Year(3) ($)	Grant Date	PSU Value Vested or Earned During the Year(4) ($)	RSU Vested or Earned During the Year(4) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(5) ($)

Ken Seitz	18-Feb-20	28,427	953,726	18-Feb-20	3,386,278	Nil
	17-Feb-21	18,385	377,812
	Total		1,331,538	Total	3,386,278	Nil	1,403,317

Pedro Farah	19-Feb-19	23,012	500,281	18-Feb-20	1,107,235	Nil
	18-Feb-20	38,110	1,278,590
	17-Feb-21	24,648	506,516
	Total		2,285,388	Total	1,107,235	Nil	962,789

Noralee Bradley	17-Feb-21	17,236	354,200	18-Feb-20	1,548,629	Nil

	Total		354,200	Total	1,548,629	Nil	625,685

Jeff Tarsi	20-Feb-18	5,295	165,628	18-Feb-20	346,399	Nil
	19-Feb-19	7,278	158,224
	18-Feb-20	11,924	400,050
	17-Feb-21	7,723	158,708
	Total		882,609	Total	346,399	Nil	756,116

Mark Thompson	20-Feb-18	4,164	130,250	18-Feb-20	418,111	Nil
	19-Feb-19	3,854	83,786
	18-Feb-20	14,391	482,818
	17-Feb-21	12,065	247,936
	Total		944,790	Total	418,111	Nil	395,212

Nutrien AGM Circular 2023	77

Notes:

1	Mayo Schmidt received $14,280 in 2022 as non-equity annual incentive (included in severance payment).

2	Vesting of stock options is determined by the board at the time of grant. Nutrien stock options generally vest in 25% annual increments over a four year period.

3	The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting.

4	Amounts reported include PSUs and RSUs credited as dividend equivalents.

5

Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2022. Incentive paid in Canadian dollars has been converted into U.S. dollars at a 2022 average annual exchange rate of $1.00 = CAD$1.3013.

Options Exercised and Value Realized During the Year

The following table provides details regarding the option-based awards exercised by the NEOs while in office during the year ended December 31, 2022:

	Option-Based Awards
NEO	Grant Date	Number Exercised (#)	Value Realized During the Year

Pedro Farah	19-Feb-19	69,038	$1,529,540

	18-Feb-20	50,995	$2,036,500

	17-Feb-21	24,648	$671,984

Noralee Bradley	17 Feb-21	17,236	$586,667

Jeff Tarsi	20-Feb-18	5,295	$187,973

	19-Feb-19	20,000	$609,212

	18-Feb-20	11,924	$450,369

	17-Feb-21	7,000	$195,665

Mark Thompson	20-Feb-18	4,164	$129,862

	19-Feb-19	3,854	$85,354

	18-Feb-20	14,391	$503,063

	17-Feb-21	12,065	$248,138

Total		240,610	$7,234,327

78	Nutrien AGM Circular 2023

Number of Securities Issuable and Issued as at December 31, 2022

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information in the table is given based on the 507,886,105 outstanding common shares of Nutrien as at December 31, 2022.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by shareholders	(a)	(b)	(c)

Nutrien Stock Option Plan	3,087,406	$56.62	12,963,314

Agrium Legacy Stock Option/TSAR Plan Approved by Shareholders of Agrium(1)	308,297	$45.10	Nil

PotashCorp Legacy Stock Option Plans Approved by Shareholders of PotashCorp(2)	544,528(3)(4)	$76.21	Nil

Total	3,940,231	$55.29	12,963,314

Notes:

1

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans.” Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

2

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Stock Option Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Stock Option Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.” Only performance stock options and stock options remain outstanding and outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

3	Under the PotashCorp 2016 Long-Term Incentive Plan, 169,108 stock options outstanding are not subject to performance vesting criteria.

4

Under the PotashCorp Performance Stock Option Plans implemented between 2013 and 2015, an aggregate of 375,420 performance stock options that are outstanding were subject to performance vesting criteria. For the performance stock options, the amount reported reflects actual units vested based on relevant performance vesting criteria.

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan are as set out in the table below. In accordance with the rules of the Toronto Stock Exchange, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage.

	Burn Rate

Share-based Compensation Arrangements	2022	2021	2020

Nutrien Stock Option Plan	0.07%	0.27%	0.40%

Nutrien AGM Circular 2023	79

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Stock Option Plan will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027) following which the legacy plans will terminate.

Retirement Arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The plans are of the defined contribution (DC Plans) or defined benefit (DB Plans) type.

Summary of Retirement Arrangements

  Seitz, Schmidt, Farah, Bradley, Tarsi, Thompson

DC Plan

•  Nutrien contributes up to 9% of eligible earnings to the maximum imposed by the Income Tax Act (Canada).

•  While tax contribution limits for the DC Plans differ between Canada and the U.S., for consistency, Nutrien bases the 401(k) Savings Plan company limit on the Canadian DC Plan for the participating U.S. NEOs.

DB SERP

•  Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as a designated executive.

•  Earnings for pre-2020 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive, capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.

•  Earnings for post-2019 service are defined as salary in excess of the Canadian DC Plan eligible earnings, plus target incentive to a maximum of 50% of the NEO’s base salary.

•  Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause.

•  Total pension payable is further limited to 70% of final salary.

•  Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60.

•  Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for an NEO without a spouse at retirement.

•  Participants that enter the plan vest at 16.7% per year.

•  The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.

•  The DB SERP for Canadian NEOs is secured through a letter of credit or surety bond held by a third-party trustee. The DB SERP for the U.S. NEOs is not secured.

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans as of December 31, 2022:

NEO(1)	Accumulated value at start of year(2) ($)	Compensatory(2) ($)	Accumulated value at year end(2) ($)

Ken Seitz	64,188	14,192	74,739

Pedro Farah	71,423	14,192	81,582

Noralee Bradley	46,170	14,192	59,737

Jeff Tarsi	1,748,905	22,234	1,540,071

Mark Thompson	289,375	14,192	287,220

Notes:

1	Mayo Schmidt accumulated $35,733 at the start of the year under the DC Plans. The annual compensatory change was $1,360 and no value was accumulated at the end of the year.

2

Dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2022 and 2021 of $1.00 = CAD$1.3544 and $1.00 = CAD$1.2678, respectively and the compensatory amounts at the 2022 annual average exchange rate of $1.00 = CAD$1.3013.

80	Nutrien AGM Circular 2023

The following table presents, as at December 31, 2022, accrued pension obligations and projected annual retirement benefits associated with the DB Plan and DB SERPs payable to NEOs assuming the NEOs were to retire as of the stated dates:

NEO(1)	Number of years credited service(2) (#)	Annual benefits payable(3)(4) ($)			Opening present value of defined benefit obligation(5)(6) ($)	Compensatory change(5)(7) ($)	Non- compensatory change(5)(8) ($)	Closing present value of defined benefit obligation(5)(6) ($)
		At year end(5)	At age 60(5)	At age 65(5)

Ken Seitz	3.250	56,946	166,435	251,687	792,499	823,186	(483,562)	1,132,123

Pedro Farah	3.917	70,931	70,931	119,503	1,137,950	411,307	(400,244)	1,149,013

Noralee Bradley	2.832	40,373	93,221	164,501	563,865	319,695	(239,263)	644,297

Jeff Tarsi	0.334	5,059	5,059	79,537	0	96,650	(20,655)	75,995

Mark Thompson	3.583	31,530	207,363	250,172	555,234	220,427	(348,648)	427,013

Notes:

1

Mayo Schmidt has 0.707 years credited service. His annual benefits payable at year end was $68,292 and annual benefits payable at age 60 and 65 are not applicable. Mr. Schmidt’s opening present value of defined benefit obligation was $475,494 and his closing present value of defined benefit obligation was $1,007,550.

Effective January 3, 2022, Mr. Schmidt’s employment was terminated with Nutrien. In accordance with Mr. Schmidt’s Employment Agreement with Nutrien, additional credited service was granted through April 18, 2023, the remaining period of the full 24-month contract under the U.S. DB SERP. The effect of his termination will be a non-compensatory change of $(295,638) and a compensatory change of $827,694.

2	None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation.

3	The normal retirement age for all NEOs is 60.

4	The projected annual pension benefits are calculated assuming the highest average earnings remain unchanged from December 31, 2022.

5

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2022 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2022 of $1.00 = CAD$1.3544. The defined benefit obligation as at December 31, 2021 was converted at the December 31, 2021 exchange rate of $1.00 = CAD$1.2678. The remaining components were converted at the 2022 average annual exchange rate of $1.00 = CAD$1.3013.

6

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the beginning of year and end of year. The calculation of the amounts shown in the table used actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

7

The amount related to service cost and compensation changes differ from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

8	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

Nutrien AGM Circular 2023	81

Employment Agreements, Termination & Change in Control

The HR&C Committee believes that executive employment agreements for the Corporation’s senior executives are a necessary component of a competitive executive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events.

Our senior executives have each entered into a standardized executive employment agreement with Nutrien.

Highlights of the Executive Employment Agreements

•  Simplifies our overall executive compensation program by aligning our executive employment agreements and the annual and long-term compensation plans.

•  Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

•  Change in control provisions, as applicable, are double trigger, which means that within two years of a change in control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

•  Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

•  Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s recoupment policy.

Incremental Amounts Payable

The following table presents the incremental amounts payable to each NEO in two different circumstances, assuming the event occurred on December 31, 2022. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause, or on a change in control without termination. PSUs and stock options are treated according to the terms and conditions of the long-term incentive plans. See below for information about the NEO employments agreements.

82	Nutrien AGM Circular 2023

NEO(1)	Termination without Cause/Constructive Dismissal - No Change in Control(2) ($)	Termination without Cause/Constructive Dismissal - Within Two Years of a Change in Control(2) ($)

Ken Seitz
Salary/Annual Incentive	3,820,703	3,820,703
Benefits	32,468	32,468

Long-Term Incentives
PSUs(3)	Nil	4,099,646
RSUs(3)	Nil	1,856,932
Stock Options(4)	Nil	2,656,182

Pension Benefits	905,191	905,191

Total Compensation	4,758,361	13,371,122

Pedro Farah
Salary/Annual Incentive	2,875,258	2,875,258
Benefits	27,431	27,431

Long-Term Incentives
PSUs(3)	Nil	2,759,894
RSUs(3)	Nil	555,736
Stock Options(4)	Nil	4,009,473

Pension Benefits	503,285	503,285

Total Compensation	3,405,974	10,731,076

Noralee Bradley
Salary/Annual Incentive	2,075,638	2,075,638
Benefits	24,695	24,695

Long-Term Incentives
PSUs(3)	Nil	1,929,652
RSUs(3)	Nil	388,436
Stock Options(4)	Nil	848,545

Pension Benefits	508,406	508,406

Total Compensation	2,608,739	5,775,372

Jeff Tarsi
Salary/Annual Incentive	2,438,460	2,438,460
Benefits	43,279	43,279

Long-Term Incentives
PSUs(3)	Nil	2,318,332
RSUs(3)	Nil	518,756
Stock Options(4)	Nil	1,256,508
Pension Benefits	423,956	423,956

Total Compensation	2,905,695	6,999,290

Mark Thompson
Salary/Annual Incentive	1,679,633	1,679,633
Benefits	21,260	21,260

Long-Term Incentives
PSUs(3)	Nil	1,365,504
RSUs(3)	Nil	279,279
Stock Options(4)	Nil	1,555,576

Pension Benefits	220,413	220,413

Total Compensation	1,921,305	5,121,664

Notes:

1

On a termination without cause or constructive dismissal other than in a change of control, former President and CEO Mayo Schmidt was not entitled to receive any incremental amounts payable, assuming the event occurred on December 31, 2022.

Nutrien AGM Circular 2023	83

2	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2022 exchange rate of $1.00 = CAD$1.3544.

3

Values for the 2021 and 2022 PSU and RSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03 and assumes target performance. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs and RSUs held by the NEO that vest based on actual performance.

4

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2022 of $73.03 and in the event of a change in control assumes immediate full vesting of all stock options held by the NEO as at December 31, 2022. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

Key Provisions of Employment Agreements

Seitz, Farah, Bradley, Tarsi, Thompson
Severance Period	24 months
Termination without Cause or Resignation for Good Reason – No Change in Control, or Within Two Years of a Change in Control

The senior executive is entitled to a lump sum cash payment equal to:

•  base salary for the severance period;

•  annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•  the cost to Nutrien of benefits for the severance period; and

•  the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•  DB SERP service credit over the severance period; and

•  vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.(1)

Restrictive Covenants	12-month non-competition provision. 24-month non-solicitation provision.
Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Notes:

1

In October 2019, Ken Seitz left a senior position at Canpotex to become our Executive Vice President & Chief Executive Officer, Potash. In order to compensate him for the value of his long-term incentive awards from his previous employer which were forfeited when he left the company, he received a one-time transitional grant of PSUs in 2020 valued at $2,353,520, which vest over a three-year performance period based on actual achievement of performance metrics (less the gross amount Mr. Seitz receives from his former employer related to its long-term incentive program) and will vest and be paid at full value without proration in the event of his termination. These amounts are solely in connection with the hiring of Mr. Seitz and will not be included for purposes of calculating any severance payments.

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Schmidt
Severance Period	Variable(1), with a maximum 24-month period.
Termination without Cause or Resignation for Good Reason - No Change in Control, or Within Two Years of a Change in Control

Mayo Schmidt was entitled to a lump sum cash payment equal to:

•  base salary for the severance period;

•  annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•  the cost to Nutrien of benefits for the severance period; and

•  the value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•  DB SERP service credit over the severance period; and

•  vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.(1)(2)

Restrictive Covenants	12-month non-competition provision. 24-month non-solicitation provision.
Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Notes:

1

Under the terms of Mr. Schmidt’s employment agreement, if Mr. Schmidt’s employment were to be terminated without cause prior to the end of the two-year term of his appointment, the severance period used for calculating severance payment was to be the period between the termination date and the end of the two-year term, being April 18, 2023.

The board determined that Mr. Schmidt’s departure announced on January 4, 2022 was a termination without cause under the terms of Mr. Schmidt’s employment. Mr. Schmidt was paid the severance amounts determined in accordance with the terms of his employment, the key provisions of which are set forth above, and no discretionary enhancements in excess of such entitlements were paid to Mr. Schmidt. See note (1) to the Summary Compensation Table for the actual severance amounts paid in 2022 to Mr. Schmidt upon his termination. As a condition of payment of his severance amounts, Mr. Schmidt agreed, among other things, to release the Corporation from certain claims and confirmed his commitment to a non-competition and non-solicitation covenant.

For information about our long-term incentive plans, please see the following:

•	Schedule A – Summary of Nutrien Long-Term Incentive Plans;

•	Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans; and

•	Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.

Double Trigger Change in Control Provisions

We define change in control as follows:

•	the acquisition by a person or entity of 30 percent or more of Nutrien’s common shares;

•

a sale or other disposition of 50 percent or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of an operating segment of the Corporation (but only with respect to the executives responsible for such operating segment);

•

a business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50 percent of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination;

•	a change of more than 50 percent in the directors on the board as a result of a contested election of directors; or

•	a board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	a substantial diminishment of the executive’s authorities, duties, responsibilities or status;

•	a reduction in or failure to increase annual base salary, other than in line with other similarly-situated employees;

•	a substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly-situated employees;

Nutrien AGM Circular 2023	85

•	a failure to continue participation in the annual or long-term incentive program in line with other similarly-situated employees, that is not replaced by alternative compensation;

•

a failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly-situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle;

•	the assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status;

•	a relocation at the request of the corporation to more than 80 km from the executive’s current job location or office; or

•	a material breach by the corporation of the executive’s employment agreement.

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Section Five: General Information

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between us or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the 2024 management proxy circular must be received by us between December 12, 2023 and February 10, 2024 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 1700, 211-19th Street East, Saskatoon, SK, S7K 5R6, Attention: Corporate Secretary.

Advance Notice By-Law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law) which establishes a framework for advance notice of nominations of persons for election to the board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual or special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the notice date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Shareholder and Other Stakeholder Engagement

We believe that engaging constructively with our shareholders and other stakeholders is important, including with shareholders on issues such as governance and executive compensation. We have a comprehensive program to regularly engage with our stakeholders. In particular, during the past year we have had a strong focus on direct dialogue with our stakeholders regarding important issues, including the changes to our senior leadership.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the board and management. The board believes that including an advisory vote on executive compensation opens additional channels of communication between the board and shareholders. Under our Say on Pay and Shareholder Engagement Policy, shareholders who vote against the advisory resolution are encouraged to contact the board to discuss their specific concerns, which are considered and passed on to either or both of the board chair or the HR&C Committee Chair.

We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

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Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders.

Say on Pay and Shareholder Engagement Policy	Our Say on Pay and Shareholder Engagement Policy reinforces our commitment to have meaningful and constructive shareholder engagement and to consider the results of our advisory vote on executive compensation. The policy is available on our website at www.nutrien.com/what-we-do/governance.

Public Disclosure	Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage.

ESG Report	Our ESG Report is meant to communicate our sustainability priorities with shareholders and stakeholders. The ESG Report provides annual reporting on Nutrien’s approach and strategy on relevant ESG topics.

Conference Calls with Investment Community	Management hosts quarterly earnings calls to review financial and operating results, which are accessible to all.

Investor Day	Nutrien hosts investor days periodically with analysts and key stakeholders that can include presentations by our senior officers and updates on strategic initiatives. We aim to host an investor day at least once every 24 months. These events and presentations are made available by webcast and the presentations are posted on our website at www.nutrien.com/investors/events.

Investor Meetings and Industry Conferences	Nutrien participates in investor meetings and industry conferences to update stakeholders on our business performance and outlook. In 2022, we participated in a combination of in person and virtual meetings and conferences.

Contact Information	We have a dedicated email address for general inquiries and investor and corporate relations contacts and phone numbers on our website at https://www.nutrien.com/contact-us.

Audit Committee Whistleblower Procedures	Access to the Audit Committee to communicate complaints concerning the Corporation’s accounting, internal accounting controls, or auditing matters is available pursuant to the Audit Committee Whistleblower Procedures which are available on our website at www.nutrien.com/what-we-do/governance.

Contacting the Board

You can confidentially contact Nutrien’s board chair or the independent directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our registered head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 1700, 211 – 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Board Chair

If you want to confidentially contact Nutrien’s Chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

You can also contact Nutrien’s board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

Other Matters

As of March 20, 2023, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

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Legal Advisories

IFRS Advisory

Unless otherwise stated in this circular or Nutrien’s 2022 Management’s Discussion and Analysis (MD&A) or Annual Information Form, historical financial information relating to Nutrien for 2022 and 2021 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-IFRS Financial Measures Advisory

Certain financial measures used in this circular, including “adjusted EBITDA”, “adjusted net earnings per share”, “adjusted cash from operations”, “retail cash operating coverage ratio”, “cash selling, general and administrative expenses (excluding Retail)”, “return on invested capital (ROIC)”, and “retail adjusted average working capital to sales” are non-IFRS financial measures or non-IFRS ratios.

Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their compositions, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company, and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that is in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The board approves (on recommendation from the Audit Committee) our presentation of non-IFRS financial measures and non-IFRS ratios. The Audit Committee oversees our use of non-IFRS financial measures and non-IFRS ratios and reviews any adjustments proposed by management. The HR&C Committee may also be involved in the process to review any proposed adjustments to non-IFRS financial measures or non-IFRS ratios that are used in measuring performance and executive compensation. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise, we generally exclude these items in our calculation.

Additional information with respect to “adjusted EBITDA”, “adjusted net earnings per share”, “ROIC”, “retail cash operating coverage ratio”, and “retail adjusted average working capital to sales” including, among other things, disclosure of the additional purposes, if any, for which management uses each such non-IFRS financial measure and non-IFRS ratio, the reason for any change in the label or composition of each such non-IFRS financial measure and non-IFRS ratio from what was previously disclosed by Nutrien and a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS measure, is contained under the heading “Appendix A – Non-IFRS Financial Measures” included in the 2022 MD&A, which information is incorporated by reference in this circular. The MD&A is available under our corporate profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

The following section outlines the additional non-IFRS financial measures and non-IFRS ratios used in this circular, their definitions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures.

Nutrien AGM Circular 2023	89

Adjusted Cash from Operations

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Adjusted cash from operations is calculated as cash provided by (used in) operating activities before changes in adjusted average non-cash operating working capital. We also adjust this measure for the following other cash income and expenses (net of tax) that are excluded when management evaluates the cash flows of our day-to-day operations including: integration and restructuring related costs, certain realized foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Why we use the measure and why it is useful to investors: This measures our ability to generate cash from our operations excluding the effects of certain non-operating items. We used this as a performance metric for corporate performance for annual incentive calculation purposes.

(millions of US dollars)	Twelve Months Ended December 31, 2022

Cash provided by operating activities	8,110

Changes in non-cash operating working capital:

Receivables	919

Inventories	1,281

Prepaid expenses and other current assets	(114)

Payables and accrued charges	(938)

Cash from operations before working capital changes	9,258

Adjustments (net of related income tax):

Changes in adjusted average non-cash operating working capital	(2,749)

Integration and restructuring related costs	35

COVID-19 related expenses	6

Realized foreign exchange gain, net of related derivatives	11

Adjusted cash from operations	6,561

Cash Selling, General and Administrative Expenses (excluding Retail)

Most directly comparable IFRS financial measure: Selling expenses and general and administrative expenses.

Definition: Cash selling, general and administrative expenses (excluding Retail) is calculated as selling expenses plus general and administrative expenses less Retail selling, general and administrative expenses and selling, general and administrative depreciation and amortization related to our Potash, Nitrogen, Phosphate and Corporate and Others segments.

Why we use the measure and why it is useful to investors: This represents the overhead costs to support our operations excluding Retail and serves to focus executives on ensuring continued cost control to support the Company. In 2022, we used this as a performance metric for corporate performance for annual incentive calculation purposes.

(millions of US dollars)	Twelve Months Ended December 31, 2022

Selling expenses	3,414

General and administrative expenses	565

Less:

Retail selling expenses	3,392

Retail general and administrative expenses	200

Depreciation and amortization(1)	73

Cash selling, general and administrative expenses (excluding Retail)	314

Notes:

1	Depreciation and amortization recorded within selling expenses and general and administrative expenses related to the Potash, Nitrogen, Phosphate and Corporate & Others segments.

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Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “forward-looking statements” (collectively, forward-looking statements) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this circular, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: the date of the meeting; our expectations respecting performance of our business; our plans and expectations respecting our board and senior leadership structure; our plans and expectations respecting our corporate governance policies and practices, including those in respect of our sustainability strategy and diversity and inclusion initiatives; and our plans and expectations respecting our compensation-related plans and focus for 2023.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements, including the current COVID-19 pandemic. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. Material assumptions include assumptions about the following: assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange, inflation and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment-grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; our ability to otherwise implement all technology necessary to achieve our greenhouse gas emissions reduction and other sustainability and climate-related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include the risks and uncertainties set forth in our Annual Information Form for the year ended December 31, 2022 and in our filings with the SEC and the Canadian provincial securities commissions.

We disclaim any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick, K.C.

Corporate Secretary

March 20, 2023

Nutrien AGM Circular 2023	A1

Schedule A - Summary of Nutrien Long-Term Incentive Plans

Nutrien Stock Option Plan

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the Toronto Stock Exchange.

Description of Stock Option Plan

Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2022

As at December 31, 2022, there were 507,886,105 outstanding common shares of Nutrien.

As at December 31, 2022:

•  Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.89% of the common shares outstanding;

•  Total Stock Options Exercised Since Stock Option Plan Inception – 3,699,280 common shares have been issued under the Stock Option Plan since its inception;

•  Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 3,087,406 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.61% of the common shares outstanding; and

•  Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 12,963,314 common shares, representing 2.55% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 78.
Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•  the number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; or

•  the issuance to insiders, within a 1-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

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Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan

Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the third calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved

Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the third calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the participant is terminated without cause or resigns for good reason within 2 years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

Nutrien AGM Circular 2023	A3

Other Elements of Stock Option Plan

Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation under the Recoupment Policy of the Corporation.

Adjustments	The Stock Option Plan includes adjustment provisions.

Trading Blackout

Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•  amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•  amend the provisions relating to a change in control;

•  amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•  amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•  add any form of financial assistance;

•  amend a financial assistance provision which is more favorable to eligible participants; or

•  make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•  reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price;

•  change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•  extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout);

•  increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•  revise the insider participation limits;

•  permit stock options to be transferred or assigned other than in accordance with the existing provisions;

•  include non-executive directors as eligible participants; or

•  amend the amending provisions.

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Nutrien PSU/RSU Plan

The PSU/RSU Plan was implemented by the board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

Circumstances Involving Cessation of Entitlement to Participate – PSUs

Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved	PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•  the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

•  the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSUs

Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved	RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

•  the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•  the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Nutrien AGM Circular 2023	B1

Schedule B - Summary of Agrium Legacy Long-Term Incentive Plans

Effective as of the closing of the merger, the Corporation assumed the Legacy Long-Term Incentive Plans of Agrium and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Agrium Legacy Long-Term Incentive Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the Agrium Legacy Stock Option Plan) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2022. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the board.

Eligible participants include:

•  for stock options granted on or before December 31, 2014, any officer or employee;

•  for stock options granted on and after January 1, 2015, executive officers; and

•  for stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2022

As at December 31, 2022, there were 507,886,105 outstanding common shares of Nutrien. As at December 31, 2022:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 8.19% of the common shares outstanding;

•  Total Stock Options Exercised Since Plan Inception – a total of 29,212,824 stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 5.75% of the common shares outstanding;

•  Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 308,297 common shares, representing in the aggregate 0.06% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2022, no stock options were granted.

B2	Nutrien AGM Circular 2023

Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a 1-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a 1-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of TSARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of mandatory retirement.

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of retirement.

Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and 4 years following the date of retirement.

Resignation without Good Reason	Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Nutrien AGM Circular 2023	B3

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and 1-year following the severance date.

Change in Control	Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control	Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or After January 1, 2013

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59	Unvested stock options as of the date of retirement are forfeited. Vested options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Resignation without Good Reason	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.

Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

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Other Elements of Agrium Legacy Stock Option Plan

Assignability	Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•  amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•  amend the provisions relating to a change in control;

•  amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•  amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•  add any form of financial assistance;

•  amend a financial assistance provision which is more favourable to eligible participants;

•  add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•  add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•  make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•  increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•  change the manner of determining the exercise price so that it is below the market price at grant;

•  include non-executive directors as eligible participants;

•  amend the assignment and transfer provisions; or

•  amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•  reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•  extend the expiry date of the term (except as may be imposed by a trading blackout); and

•  permit stock options to be transferred or assigned other than in accordance with the existing provisions.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Nutrien AGM Circular 2023	B5

Adjustments

The number of stock options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to stock options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their stock options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the stock option expires during, or within five trading days after a trading blackout period, then the stock option shall expire 10 days after the blackout period is lifted.

Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the Agrium Legacy SAR Plan), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate	Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

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Schedule C - Summary of PotashCorp Legacy Long-Term Incentive Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Legacy Long-Term Incentive Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the PotashCorp Legacy 2016 LTIP) as required under Form 51-102F5—Information Circular and TSX Company Manual Section 613—Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ended December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2022. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy 2016 LTIP

Eligibility

Officers and employees are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third-party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards

The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•  Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant.

•  Exercise Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•  Form of Payment: PSUs are settled in treasury common shares, cash or a combination of both.

•  Exercise Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2022

As at December 31, 2022, there were 507,886,105 outstanding common shares of Nutrien. As at December 31, 2022:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.65% of the common shares outstanding;

•  Total Stock Options Exercised and PSUs Settled Since Plan Inception – 1,481,335 stock options have been exercised and 59,137 PSUs have been settled (of which none were settled in cash and 59,137 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.30% of the common shares outstanding;

•  Number of Common Shares Underlying Outstanding Stock Options– the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 169,108 common shares, representing 0.03% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

In 2022, no stock options were granted.

Nutrien AGM Circular 2023	C2

Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the Corporation, could result in:

•  the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

•  the issuance to insiders under the security based compensation arrangements of the Corporation, within any 1-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value	Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.

Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

•  by cash settlement;

•  if permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

•  if permitted by the Corporation, by a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate – Stock Options

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the thirty-sixth month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the thirty-sixth calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the third calendar month following the calendar month of the date of termination.
Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within 2 years following the change in control.

Vested stock options must be exercised during the period ending at the end of the third calendar month following the calendar month of the event.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

C3	Nutrien AGM Circular 2023

Description of PSUs under PotashCorp Legacy 2016 LTIP

Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting	PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate – PSUs

Retirement	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause - Not Involving a Change in Control	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•  the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•  the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

Nutrien AGM Circular 2023	C4

Other Elements of PotashCorp Legacy 2016 LTIP

Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.

Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•  “housekeeping” amendments;

•  amendments to the vesting provisions; and

•  amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•  increase the maximum number of common shares that may be issued;

•  reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

•  extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

•  amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

•  increase or delete the percentage limits on common shares issued or issuable to insiders;

•  increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•  expand the assignment provisions;

•  permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•  amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.

Recoupment	Participants and awards under the PotashCorp Legacy 2016 LTIP are subject to the terms of the Corporation’s Policy on Recoupment of Unearned Compensation.

Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.

Trading Blackout	Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the tenth trading day after the end of the blackout period.

PotashCorp Legacy Performance Options Plans

This section presents prescribed disclosure concerning PotashCorp’s 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the PotashCorp Legacy Performance Option Plans) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2022. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated

C5	Nutrien AGM Circular 2023

below as one plan. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2022

As at December 31, 2022, there were 507,886,105 issued and outstanding common shares of Nutrien. As at December 31, 2022:

•  Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of stock options under the PotashCorp Legacy Performance Option Plans, is 6,365,900 common shares, representing 1.25% of the common shares outstanding;

•  Total Stock Options Exercised Since Plan Inception – a total of 828,680 stock options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.16% of the common shares outstanding;

•  Number of Common Shares Underlying Outstanding Stock Options under the PotashCorp Legacy Performance Option Plan – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 375,420 common shares, representing in the aggregate 0.07% of the common shares outstanding; and

•  Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option is nil.

Common shares underlying stock options that are not exercised or that are terminated are not available for future stock option grants.

In 2022, no stock options were granted under any of the PotashCorp Legacy Performance Option Plans.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value	The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

Exercise Price	Each stock option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of stock options over a 3-year performance period. The formula for determining the number of stock options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

Vesting	Stock options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of stock options that vest (if any).

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Nutrien AGM Circular 2023	C6

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the thirty-sixth month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the thirty-sixth calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the third calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•  the successor company fails to continue or substitute the stock options; or

•  the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within 2 years following the change in control.

Termination with Cause	Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other Elements of PotashCorp Legacy Performance Option Plans

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

D1	Nutrien AGM Circular 2023

Schedule D - Board Orientation and Continuing Education

In addition to full board or committee educational sessions that occurred during 2022, one or more directors attended the following board orientation or education meetings:

Event/Topic(1)	Presented/Hosted By

January 2022
Linking Climate Transition and Executive Compensation	WTW
Climate Change Governance – The Role of the Board	Fidelio
The Biden Administration and the Global Economy	Deloitte
Supply Chain Trends and Strategic Considerations	Canadian Directors Network
On the 2022 Board Agenda	KPMG

February 2022
Cybersecurity: Managing Risk in a Rapidly Evolving Threat Environment	KPMG

March 2022
Climate Resolutions for 2022	Deloitte
The Russian Attack on Ukraine: Geopolitical Risk	Global Risk Institute
CEO Excellence – Lessons in Leadership	McKinsey
Climate Resolutions for 2022	Deloitte
What all Directors Need to Prepare for the Transition to Net Zero	ICD
The Tech Savvy Boards – Risk and Cybersecurity	Deloitte

April 2022
NACD Climate Continuous Learning Cohort Foundation Course	NACD
Tech Trends for the Board	Deloitte

May 2022
In the Zone of the Unknown – Governing in Challenging Times	KPMG
Climate Expert Director Briefing 1	NACD
ICD Conference	ICD
Understanding Generational Dynamics	Canadian Directors Network
Geopolitical Impact on Ag, Fertilizer and Energy Markets	Jason Newton and Jeremy Stump

June 2022
JP Morgan Board Summit	JP Morgan
ICD Annual Conference	ICD
Climate Workshop	NACD

July 2022
Canada’s Net Zero Transition Roundtable	CPA Canada
NACD Chairs Advisory Council	NACD

September 2022
ESG Committee Chair: The Role in Focus	Fidelio
Climate Expert Director Briefing 2	NACD
Investor Roundtable	Deloitte
ESG Action Measurement Disclosure Oversight	Canadian Directors Network
Economic Outlook for Directors	Deloitte

Nutrien AGM Circular 2023	D2

Event/Topic	Presented/Hosted By

October 2022
The Board and the AGM Season	Fidelio
Mining Executive and Director Forum	KPMG
NACD Summit – Board Governance	NACD
Fundamentals of Climate Governance	ICD
ESG: Action, Measurement, Disclosure, Oversight	Canadian Directors Network
Economic Outlook for Directors	Deloitte

November 2022
Annual Global Risk Institute Summit	Global Risk Institute
Climate Expert Director Briefing 3	NACD
ESG Developments and the Impact on Corporate Governance	PWC

Notes:

1

Each event was attended by an individual director, other than the Geopolitical Impact on Ag, Fertilizer and Energy Markets event hosted by Jason Newton and Jeremy Stump in May, 2022, which was attended by the full board.

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll-Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll-Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect:     416-867-2272